UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Nobuaki Kurumatani
Name: Nobuaki Kurumatani
Title: Director

Date: January 26, 2015

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2014.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW

Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our” or “SMFG”) is a holding company that directly owns 100% of the issued and outstanding shares of Sumitomo Mitsui Banking Corporation (“SMBC” or “the Bank”), one of the largest commercial banks in Japan. In addition to SMBC, our subsidiaries in our commercial banking business include Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Our subsidiaries also include Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in our leasing business; SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in our securities business; and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”), and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) in our consumer finance business. References to the “Group” are to us and our subsidiaries and affiliates taken as a whole. In addition, “SMBC” and “the Bank” refer not only to Sumitomo Mitsui Banking Corporation but also to Sumitomo Mitsui Banking Corporation and its subsidiaries taken as a whole, depending on the context.

RECENT DEVELOPMENTS

Operating Environment

Economic Environment

Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.

Japanese gross domestic product (“GDP”) decreased, on a quarter-on-quarter basis, by 1.7% for the period from April to June 2014 and by 0.5% for the period from July to September 2014, based on data published in December 2014 by the Cabinet Office of the Government of Japan. On the other hand, an improvement in corporate earnings and strong employment, which in general lead to improvements in income and expand private consumption and private investment, continued as a whole.

Private consumption decreased by 5.1% on a quarter-on-quarter basis for the period from April to June 2014, due to a decline in demand following the rush demand ahead of the consumption tax increase that took place in April 2014. However, it increased by 0.4% on a quarter-on-quarter basis for the period from July to September 2014.

Private investment consists of capital investments by business and private residential investments. Capital investments by business decreased, on a quarter-on-quarter basis, by 4.7% for the period from April to June 2014 and by 0.4% for the period from July to September 2014, despite an improvement in corporate earnings. Private residential investments also decreased, on a quarter-on-quarter basis, by 10.0% for the period from April to June 2014 and by 6.8% for the period from July to September 2014, reflecting a decline in housing demand following the rush demand ahead of the consumption tax increase in April 2014.

Changes in private inventories contributed 1.3 percentage points to GDP growth on a quarter-on-quarter basis for the period from April to June 2014, but pulled down GDP growth by 0.6 percentage points on a quarter-on-quarter basis for the period from July to September 2014.

Exports of goods and services were flat as a whole for the six months ended September 30, 2014, due to a slow recovery of exports to the U.S. and some Asian countries. For the period from April to June 2014, exports of goods and services decreased by 0.5% on a quarter-on-quarter basis. Thereafter, exports of goods and services increased by 1.3% on a quarter-on-quarter basis for the period from July to September 2014.

For the period from April to June 2014, imports of goods and services decreased by 5.4% on a quarter-on-quarter basis. Thereafter, imports of goods and services increased by 0.7% on a quarter-on-quarter basis for the period from July to September 2014.

Industrial production was, as a whole, relatively weak throughout the six months ended September 30, 2014.

The active job openings-to-applicants ratio continued to improve, although the pace of improvement slowed down. In addition, the unemployment rate was generally on a downward trend, although in September 2014 it was 3.6%, the same as in March 2014, based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications in October 2014. On the other hand, compensation of employees decreased by 1.4% on a quarter-on-quarter basis for the period from April to June 2014, but increased by 0.6% on a quarter-on-quarter basis for the period from July to September 2014.

According to Teikoku Databank, a research institution in Japan, there were 4,750 corporate bankruptcies in Japan for the six months ended September 30, 2014, a decrease of 10.7% from the same period in the previous year, involving approximately ¥0.9 trillion in total liabilities, a decrease of 47.9% from the same period in the previous year.

In Japanese financial and capital markets, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained at relatively low levels for the six months ended September 30, 2014, due to the ongoing provision of ample funds by the Bank of Japan (“BOJ”). The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, temporarily declined to the 0.4%-or-more level, but was around the 0.5%-or-more level at September 30, 2014.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥14,827.83 at March 31, 2014 to ¥16,374.14 at September 25, 2014, its highest closing level since November 2007. It subsequently dropped to ¥16,173.52 at September 30, 2014.

The yen depreciated against the U.S. dollar from ¥102.98 at March 31, 2014 to ¥109.42 at September 30, 2014, according to the statistical data published by the BOJ. Thereafter, the yen further depreciated, and the yen exchange rate against the U.S. dollar at December 30, 2014 was ¥119.80.

The global economy, parts of which were still weak, gradually headed toward recovery during the six months ended September 30, 2014. The U.S. economy continued to gradually recover, led by private-sector demand. The European economy was also gradually picking up, but showed some signs of slowing down toward the end of the period. On the other hand, growth momentum in Asian economies as a whole, including China, continued to be slow. For further information on exposures to certain European countries, see “Operating Results and Financial Condition—Financial Condition—Exposures to Selected European Countries.”

The Japanese consumption tax rate increased from 5% to 8% in April 2014 and was scheduled to further increase to 10% in October 2015 under the Consumption Tax Act, which was revised in August 2012. However, based on a provision in the act providing for the potential suspension of the consumption tax rate increase after a comprehensive review of the economic conditions by the Government of Japan, Japan’s Prime Minister announced in November 2014 that the increase in the consumption tax rate to 10% would be postponed until April 1, 2017. In order to proceed with the postponement, the act must be amended.

Regulatory Environment

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.

Capital Adequacy Requirements

The Financial Stability Board (“FSB”) identified an initial group of Global Systemically Important Financial Institutions (“G-SIFIs”) using the methodology issued by the Basel Committee on Banking Supervision (“BCBS”), and published the list of G-SIFIs in November 2011. The list of G-SIFIs is updated each year in

November and G-SIFIs included on the list in November 2014 will be subject to an additional loss absorbency requirement above the Basel III minimum requirement that will be phased in from January 2016 with full implementation by January 2019. The requirements will range from 1% to 2.5% additional loss absorption capacity above the Basel III Common Equity Tier 1 (“CET1”) capital minimum requirement of 7%, depending upon a bank’s systemic importance as determined by the FSB, with an empty bucket of 3.5% CET1 to discourage banks from becoming even more systemically important.

We were included in the list of G-SIFIs in 2011, 2012 and 2013, and were also identified as a G-SIFI in November 2014. Therefore, we will be required to maintain the additional loss absorbency requirement applicable to us, that is, 1% of additional common equity as a percentage of risk-weighted assets, which will be phased in from January 2016 and fully applied from January 2019.

Amendment to the Banking Act Regarding Single Customer Credit Limit

The Banking Act restricts the aggregate amount of credit and loans that may be extended to any single customer, in order to avoid the excessive concentration of credit risks and promote the fair and extensive use of bank credit. To tighten the restrictions under Japanese law to meet international standards, the Banking Act and the related cabinet order were amended in June 2013 and October 2014 respectively and those amendments became effective in December 2014. As a result of the amendments, the credit limit of bank holding companies, banks or bank groups for any single customer, including certain of the customer’s affiliates, was lowered from 40% to 25% of the total qualifying capital of the bank holding company, bank or bank group, with certain adjustments.

U.S. Sanctions on Iran

In recent years, the U.S. Government has implemented a number of sanctions targeting non-U.S. companies that engage in certain Iran-related transactions. The Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 may lead to the imposition of sanctions against non-U.S. financial institutions, such as us, if they are determined by the U.S. Secretary of the Treasury to have facilitated “significant transactions” or provided “significant financial services” for certain Iran-linked individuals or entities, or the Iranian Revolutionary Guard Corps. In addition, other laws and executive orders, such as the National Defense Authorization Act for Fiscal Year 2012, have broadened the range of sanctionable Iran-related transactions.

On January 20, 2014, the U.S. Government issued certain temporary sanctions waivers as part of the November 24, 2013 Joint Plan of Action (“JPOA”) among the permanent members of the United Nations Security Council, plus Germany (“P5 + 1”) and Iran (“JPOA Waivers”). The effective period of the JPOA Waivers (“JPOA Relief Period”) was originally from January 20, 2014 through July 20, 2014. On July 18, 2014, the P5 +1 and Iran extended the JPOA Relief Period until November 24, 2014. On November 24, 2014, these countries further extended the JPOA Relief Period until June 30, 2015. Pursuant to the JPOA Waivers, the U.S. Government will not seek reductions in the volume of Iranian crude oil purchased by current authorized purchasers, including Japan, during the JPOA Relief Period. Additionally, non-U.S. financial institutions, such as us, that engage in certain transactions initiated and completed during the JPOA Relief Period relating to exports of Iranian petrochemical products, petroleum and petroleum products, Iran’s automotive sector, Iran’s trade in gold and precious metals, and the supply and installation of certain spare parts and services for civil aircraft in Iran, as well as certain transactions of Japanese financial institutions, including ourselves, related to trade in other goods and services between Iran and Japan, will not be targeted for secondary sanctions under U.S. law, pursuant to the JPOA Waivers. In addition, the JPOA, among other things, provides establishment of a financial channel to facilitate humanitarian trade for Iran’s domestic needs using Iranian oil revenues held abroad. It is uncertain whether the United States Government will further extend the JPOA Relief Period (and thereby, the JPOA Waivers) or grant a new exception with respect to Japanese financial institutions at the expiration of the JPOA Relief Period.

For further details regarding regulatory developments that may affect our business and financial results, see “Item 4.B. Business Overview—Regulations in Japan,” “Item 4.B. Business Overview—Regulations in the United States,” “Item 4.B. Business Overview—Regulations in Other Jurisdictions” of our annual report on Form 20-F for the fiscal year ended March 31, 2014.

Developments Related to Our Business

Changes in principal subsidiaries and associates

In April 2014, The Japan Net Bank, Limited, which had been our subsidiary, became our associate due to a decrease in our proportion of voting rights.

Accounting Changes

See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION

The figures in our operating results and financial condition presented below are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.

Comparative information has been restated to reflect the adoption of IFRIC Interpretation 21 “Levies.” See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

Executive Summary

Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including commercial banking and other financial services businesses. Our total operating income decreased by ¥94,129 million from ¥1,653,409 million for the six months ended September 30, 2013 to ¥1,559,280 million for the six months ended September 30, 2014, primarily due to decreases in fee and commission income and net investment income. Our net profit decreased by ¥79,812 million from ¥526,678 million for the six months ended September 30, 2013 to ¥446,866 million for the six months ended September 30, 2014, due to the decrease in total operating income described above and increases in impairment charges on financial assets and general and administrative expenses.

Our total assets increased by ¥9,488,073 million from ¥158,631,041 million at March 31, 2014 to ¥168,119,114 million at September 30, 2014, primarily due to increases in cash and deposits with banks and loans and advances.

Our total liabilities increased by ¥8,820,973 million from ¥149,215,851 million at March 31, 2014 to ¥158,036,824 million at September 30, 2014, primarily due to increases in repurchase agreements and cash collateral on securities lent and deposits.

Our total equity increased by ¥667,100 million from ¥9,415,190 million at March 31, 2014 to ¥10,082,290 million at September 30, 2014, primarily due to increases in retained earnings and other reserves.

Operating Results

The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2014 and 2013.

	For the six months ended September 30,
	2014	2013
	(In millions, except per share data)
Interest income	¥875,491	¥859,322
Interest expense	174,811	158,321

Net interest income	700,680	701,001

Fee and commission income	476,927	516,044
Fee and commission expense	69,057	72,840

Net fee and commission income	407,870	443,204

Net trading income	75,980	81,706
Net income from financial assets at fair value through profit or loss	15,502	35,369
Net investment income	201,635	225,083
Other income	157,613	167,046

Total operating income	1,559,280	1,653,409

Impairment charges (reversals) on financial assets	20,933	(1,194)

Net operating income	1,538,347	1,654,603

General and administrative expenses	790,640	764,604
Other expenses	134,142	136,468

Operating expenses	924,782	901,072

Share of post-tax profit of associates and joint ventures	12,084	11,334

Profit before tax	625,649	764,865

Income tax expense	178,783	238,187

Net profit	¥446,866	¥526,678

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥390,728	¥459,009
Non-controlling interests	56,138	67,669

Earnings per share:
Basic	¥285.77	¥336.25
Diluted	285.61	336.09

Total operating income decreased by ¥94,129 million, or 6%, from ¥1,653,409 million for the six months ended September 30, 2013 to ¥1,559,280 million for the six months ended September 30, 2014, primarily due to decreases in fee and commission income and net investment income as discussed in detail below. In addition, due to an increase in impairment charges on financial assets, net operating income decreased by ¥116,256 million from ¥1,654,603 million for the six months ended September 30, 2013 to ¥1,538,347 million for the six months ended September 30, 2014.

Net profit decreased by ¥79,812 million from ¥526,678 million for the six months ended September 30, 2013 to ¥446,866 million for the six months ended September 30, 2014, as a result of the decrease in net operating income described above and an increase in general and administrative expenses.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income and expense, and average annualized interest rates for the six months ended September 30, 2014 and 2013.

	For the six months ended September 30,
	2014			2013
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥735,940	¥2,208	0.60%	¥546,408	¥613	0.22%
Foreign offices	6,146,607	17,933	0.58%	5,626,602	15,641	0.56%

Total	6,882,547	20,141	0.59%	6,173,010	16,254	0.53%

Call loans and bills bought:
Domestic offices	231,686	666	0.57%	223,479	733	0.66%
Foreign offices	939,507	8,469	1.80%	1,111,688	7,539	1.36%

Total	1,171,193	9,135	1.56%	1,335,167	8,272	1.24%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	4,098,965	3,803	0.19%	3,656,213	3,440	0.19%
Foreign offices	611,145	4,247	1.39%	337,942	3,771	2.23%

Total	4,710,110	8,050	0.34%	3,994,155	7,211	0.36%

Held-to-maturity investments(1):
Domestic offices	4,344,305	11,105	0.51%	5,550,058	16,770	0.60%

Total	4,344,305	11,105	0.51%	5,550,058	16,770	0.60%

Available-for-sale financial assets(1):
Domestic offices	9,664,586	15,410	0.32%	14,141,457	23,664	0.33%
Foreign offices	2,199,567	13,737	1.25%	1,522,930	10,580	1.39%

Total	11,864,153	29,147	0.49%	15,664,387	34,244	0.44%

Loans and advances(2):
Domestic offices	61,586,291	556,643	1.81%	61,043,263	576,540	1.89%
Foreign offices	22,771,435	241,270	2.12%	17,423,072	200,031	2.30%

Total	84,357,726	797,913	1.89%	78,466,335	776,571	1.98%

Total interest-earning assets:
Domestic offices	80,661,773	589,835	1.46%	85,160,878	621,760	1.46%
Foreign offices	32,668,261	285,656	1.75%	26,022,234	237,562	1.83%

Total	¥113,330,034	¥875,491	1.55%	¥111,183,112	¥859,322	1.55%

	For the six months ended September 30,
	2014			2013
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥72,929,741	¥24,046	0.07%	¥71,904,040	¥25,137	0.07%
Foreign offices	19,492,942	54,708	0.56%	15,365,305	43,371	0.56%

Total	92,422,683	78,754	0.17%	87,269,345	68,508	0.16%

Call money and bills sold:
Domestic offices	1,838,306	735	0.08%	1,324,607	559	0.08%
Foreign offices	573,815	920	0.32%	588,779	1,209	0.41%

Total	2,412,121	1,655	0.14%	1,913,386	1,768	0.18%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	5,311,733	2,635	0.10%	4,279,565	2,472	0.12%
Foreign offices	1,240,359	1,693	0.27%	983,921	1,556	0.32%

Total	6,552,092	4,328	0.13%	5,263,486	4,028	0.15%

Borrowings:
Domestic offices	8,771,293	26,079	0.59%	5,651,354	26,214	0.93%
Foreign offices	1,126,919	6,980	1.24%	830,701	8,296	2.00%

Total	9,898,212	33,059	0.67%	6,482,055	34,510	1.06%

Debt securities in issue:
Domestic offices	6,525,068	52,134	1.60%	6,132,001	45,403	1.48%
Foreign offices	2,577,810	4,514	0.35%	2,225,874	3,750	0.34%

Total	9,102,878	56,648	1.24%	8,357,875	49,153	1.18%

Other interest-bearing liabilities:
Domestic offices	95,786	350	0.73%	89,574	343	0.77%
Foreign offices	3,317	17	1.03%	26,949	11	0.08%

Total	99,103	367	0.74%	116,523	354	0.61%

Total interest-bearing liabilities:
Domestic offices	95,471,927	105,979	0.22%	89,381,141	100,128	0.22%
Foreign offices	25,015,162	68,832	0.55%	20,021,529	58,193	0.58%

Total	¥120,487,089	¥174,811	0.29%	¥109,402,670	¥158,321	0.29%

Net interest income and interest rate spread		¥700,680	1.26%		¥701,001	1.26%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our net interest income based on changes in volume and changes in rate for the six months ended September 30, 2014 compared to the six months ended September 30, 2013.

	Six months ended September 30, 2014 compared to six months ended September 30, 2013 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥269	¥1,326	¥1,595
Foreign offices	1,494	798	2,292

Total	1,763	2,124	3,887

Call loans and bills bought:
Domestic offices	26	(93)	(67)
Foreign offices	(1,293)	2,223	930

Total	(1,267)	2,130	863

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	421	(58)	363
Foreign offices	2,263	(1,787)	476

Total	2,684	(1,845)	839

Held-to-maturity investments:
Domestic offices	(3,296)	(2,369)	(5,665)

Total	(3,296)	(2,369)	(5,665)

Available-for-sale financial assets:
Domestic offices	(7,183)	(1,071)	(8,254)
Foreign offices	4,317	(1,160)	3,157

Total	(2,866)	(2,231)	(5,097)

Loans and advances:
Domestic offices	5,094	(24,991)	(19,897)
Foreign offices	57,671	(16,432)	41,239

Total	62,765	(41,423)	21,342

Total interest income:
Domestic offices	(4,669)	(27,256)	(31,925)
Foreign offices	64,452	(16,358)	48,094

Total	¥59,783	¥(43,614)	¥16,169

	Six months ended September 30, 2014 compared to six months ended September 30, 2013 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥359	¥(1,450)	¥(1,091)
Foreign offices	11,557	(220)	11,337

Total	11,916	(1,670)	10,246

Call money and bills sold:
Domestic offices	205	(29)	176
Foreign offices	(30)	(259)	(289)

Total	175	(288)	(113)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	558	(395)	163
Foreign offices	370	(233)	137

Total	928	(628)	300

Borrowings:
Domestic offices	11,317	(11,452)	(135)
Foreign offices	2,417	(3,733)	(1,316)

Total	13,734	(15,185)	(1,451)

Debt securities in issue:
Domestic offices	3,013	3,718	6,731
Foreign offices	613	151	764

Total	3,626	3,869	7,495

Other interest-bearing liabilities:
Domestic offices	23	(16)	7
Foreign offices	(17)	23	6

Total	6	7	13

Total interest expense:
Domestic offices	15,475	(9,624)	5,851
Foreign offices	14,910	(4,271)	10,639

Total	¥30,385	¥(13,895)	¥16,490

Net interest income:
Domestic offices	¥(20,144)	¥(17,632)	¥(37,776)
Foreign offices	49,542	(12,087)	37,455

Total	¥29,398	¥(29,719)	¥(321)

Interest Income

Our interest income increased by ¥16,169 million, or 2%, from ¥859,322 million for the six months ended September 30, 2013 to ¥875,491 million for the six months ended September 30, 2014. This increase reflected an increase in interest income on loans and advances, which was partially offset by a decrease in interest income on available-for-sale financial assets at domestic offices. Interest income on loans and advances increased by ¥21,342 million, or 3%, from ¥776,571 million for the six months ended September 30, 2013 to ¥797,913 million for the six months ended September 30, 2014. Interest income on loans and advances at foreign offices increased by ¥41,239 million, or 21%, from ¥200,031 million for the six months ended September 30, 2013 to ¥241,270 million for the six months ended September 30, 2014, due to an increase in the average balances of loans to foreign customers, reflecting our allocation of assets primarily to Asian countries and the United States. Interest income on loans and advances at domestic offices decreased by ¥19,897 million, or 3%, from ¥576,540 million for the six months ended September 30, 2013 to ¥556,643 million for the six months ended September 30, 2014, due to a decrease in average rates reflecting increasing competition in the commercial banking industry. Interest income on available-for-sale financial assets decreased by ¥5,097 million, or 15%, from ¥34,244 million for the six months ended September 30, 2013 to ¥29,147 million for the six months ended September 30, 2014, primarily due to a decrease in average balances at our domestic offices reflecting a decrease in investments in Japanese government bonds.

Interest Expense

Our interest expense increased by ¥16,490 million, or 10%, from ¥158,321 million for the six months ended September 30, 2013 to ¥174,811 million for the six months ended September 30, 2014, primarily due to increases in interest expense on deposits and debt securities in issue. Our interest expense on deposits increased by ¥10,246 million, or 15%, from ¥68,508 million for the six months ended September 30, 2013 to ¥78,754 million for the six months ended September 30, 2014, primarily due to an increase in average balance at foreign offices. Our interest expense on debt securities in issue increased in both domestic and foreign offices, and the total amount increased by ¥7,495 million, or 15%, from ¥49,153 million for the six months ended September 30, 2013 to ¥56,648 million for the six months ended September 30, 2014.

Net Interest Income

Our net interest income slightly decreased by ¥321 million from ¥701,001 million for the six months ended September 30, 2013 to ¥700,680 million for the six months ended September 30, 2014. The net interest income decreased primarily due to increases in the interest expense on deposits and debt securities in issue, although the interest income on loans and advances increased.

On an average rate basis, from the six months ended September 30, 2013 to the six months ended September 30, 2014, loans and advances at domestic offices decreased by 0.08 percentage points from 1.89% to 1.81%, primarily due to the increasing competition in the commercial banking industry, and loans and advances at foreign offices decreased by 0.18 percentage points from 2.30 % to 2.12%, resulting in a decrease in the total of loans and advances by 0.09 percentage points from 1.98% to 1.89%. On the other hand, the average rates on deposits at domestic and foreign offices were 0.07% and 0.56% respectively, each of which was at the same level as that of the six months ended September 30, 2013.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the six months ended September 30, 2014 and 2013.

	For the six months ended September 30,
	2014	2013
	(In millions)
Fee and commission income from:
Loans	¥45,859	¥64,912
Credit card business	120,321	115,697
Guarantees	25,525	25,146
Securities-related business	54,535	67,040
Deposits	7,222	8,996
Remittances and transfers	63,648	65,102
Safe deposits	3,061	3,132
Trust fees	1,386	1,057
Investment trusts	71,963	92,549
Agency	8,740	9,237
Others	74,667	63,176

Total fee and commission income	476,927	516,044

Fee and commission expense from:
Remittances and transfers	17,941	17,959
Guarantees	1,513	1,486
Others	49,603	53,395

Total fee and commission expense	69,057	72,840

Net fee and commission income	¥407,870	¥443,204

Fee and commission income decreased by ¥39,117 million, or 8%, from ¥516,044 million for the six months ended September 30, 2013 to ¥476,927 million for the six months ended September 30, 2014. Primary sources of fee and commission income are fees obtained through our credit card business, investment trust sales commissions, remittance and transfer fees, fees obtained through securities-related business, and loan transaction fees. Investment trust sales commissions and fees and commissions from securities-related business decreased reflecting the relatively stable Japanese stock market.

Fee and commission expense decreased by ¥3,783 million, or 5%, from ¥72,840 million for the six months ended September 30, 2013 to ¥69,057 million for the six months ended September 30, 2014.

As a result, net fee and commission income decreased by ¥35,334 million, or 8%, from ¥443,204 million for the six months ended September 30, 2013 to ¥407,870 million for the six months ended September 30, 2014.

Net Income from Trading, Financial Assets at Fair Value Through Profit or Loss, and Investment Securities

The following table sets forth our net income from trading, financial assets at fair value through profit or loss, and investment securities for the six months ended September 30, 2014 and 2013.

	For the six months ended September 30,
	2014	2013
	(In millions)
Net trading income:
Interest rate	¥120,023	¥73,757
Foreign exchange	(58,916)	10,101
Equity	3,267	(11,377)
Credit	12,231	9,033
Others	(625)	192

Total net trading income	¥75,980	¥81,706

Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥9,126	¥31,423
Net income from equity instruments	6,376	3,946

Total net income from financial assets at fair value through profit or loss	¥15,502	¥35,369

Net investment income:
Net gain (loss) from disposal of debt instruments	¥26,186	¥(7,729)
Net gain from disposal of equity instruments	118,849	181,987
Dividend income	56,600	50,825

Total net investment income	¥201,635	¥225,083

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥5,726 million from ¥81,706 million for the six months ended September 30, 2013 to ¥75,980 million for the six months ended September 30, 2014. The decrease was primarily due to a decrease in net trading income from foreign exchange transactions, partially offset by an increase in net trading income from interest rate related transactions.

The decrease in net trading income from foreign exchange transactions was primarily due to an increase in the impact of the depreciation of the yen against the U.S. dollar on gains or losses arising from foreign exchange transactions related to the “economic hedges.”

We have carried out hedging transactions to hedge the foreign exchange risks of foreign currency denominated assets and liabilities. Of those hedges, the economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS as they do not meet the conditions for hedge accounting under IFRS. Hedged items and hedging instruments related to the economic hedges are classified into three types: (1) net investments in foreign subsidiaries and associates hedged by using foreign currency denominated financial liabilities such as deposits and borrowings, (2) foreign currency denominated equity instruments classified as available-for-sale financial assets hedged by using foreign currency denominated financial liabilities, and (3) foreign currency denominated financial assets and liabilities such as loans and deposits hedged by using derivative financial instruments such as currency swaps.

As those economic hedge transactions lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), large depreciations or appreciations of the yen against other currencies may result in significant fluctuations to net trading income for foreign exchange.

The yen depreciated against the U.S. dollar by 6.57-yen from ¥102.88 at March 31, 2014 to ¥109.45 at September 30, 2014. This was larger than the 3.68-yen depreciation from ¥94.01 at March 31, 2013 to ¥97.69 at September 30, 2013. Therefore, this contributed to the increase in the impact of the depreciation of the yen against the U.S. dollar mentioned above.

On the other hand, net trading income from interest rate related transactions increased primarily due to an increase in income related to fixed income products.

Net income from financial assets at fair value through profit or loss decreased by ¥19,867 million from ¥35,369 million for the six months ended September 30, 2013 to ¥15,502 million for the six months ended September 30, 2014 primarily due to a decrease in the fair value of debt instruments.

Net investment income decreased by ¥23,448 million from ¥225,083 million for the six months ended September 30, 2013 to ¥201,635 million for the six months ended September 30, 2014. While net gains from sales of bonds increased, net gains from sales of equity index-linked investment trusts decreased for the six months ended September 30, 2014 compared to the six months ended September 30, 2013.

Other Income

The following table sets forth our other income for the six months ended September 30, 2014 and 2013.

	For the six months ended September 30,
	2014	2013
	(In millions)
Income from operating leases	¥84,675	¥73,226
Income related to disposal of assets leased	29,480	37,220
Income related to IT solution services	16,246	17,230
Gains on disposal of property, plant and equipment, and other intangible assets	199	1,317
Reversal of impairment losses of investments in associates and joint ventures	—	2,869
Others	27,013	35,184

Total other income	¥157,613	¥167,046

Other income decreased by ¥9,433 million, or 6%, from ¥167,046 million for the six months ended September 30, 2013 to ¥157,613 million for the six months ended September 30, 2014. This decrease was primarily due to a decrease in income related to disposal of assets leased.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the six months ended September 30, 2014 and 2013.

	For the six months ended September 30,
	2014	2013
	(In millions)
Loans and advances	¥17,707	¥(6,347)
Available-for-sale financial assets	3,226	5,153

Total impairment charges (reversals) on financial assets	¥20,933	¥(1,194)

Our impairment charges on financial assets consist of losses relating to loans and advances and available-for-sale financial assets. Impairment charges on loans and advances are mainly affected by the economic environment and financial conditions of borrowers. On the other hand, impairment charges on available-for-sale financial assets are mainly affected by not only the economic environment but the financial conditions of issuers and the fair value of the instruments, such as market prices on stock markets in the case of equity instruments.

For the six months ended September 30, 2014, impairment charges on loans and advances amounting to ¥17,707 million were recognized, whereas previously recognized impairment charges on loans and advances amounting to ¥6,347 million were reversed for the six months ended September 30, 2013. Although the improvements in the business performance of our customers contributed to the improvement of our loan portfolio and containment of credit costs, those impacts on the impairment charges on loans and advances were relatively low for the six months ended September 30, 2014 compared to that for the six months ended September 30, 2013.

For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets decreased by ¥1,927 million from ¥5,153 million for the six months ended September 30, 2013 to ¥3,226 million for the six months ended September 30, 2014.

In determining the amount of impairment charges, we consider whether there is objective evidence of impairment as a result of loss events, such as any significant financial difficulty of the issuer. Our assessments of issuers are focused by industry and geographical area, taking into consideration the adverse impact of any specific issues such as significant changes in the technological, market, economic or legal environment of the issuer indicating that the cost of our investment may not be recovered. Additionally, in the case of available-for-sale equity instruments, we take into consideration whether there has been a significant or prolonged decline in the fair value of the equity instruments below their cost.

For the six months ended September 30, 2014, the types of securities on which the impairment charges were recognized included investments in limited partnerships and listed stocks.

For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity instruments, see “—Financial Condition—Investment Securities.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the six months ended September 30, 2014 and 2013.

	For the six months ended September 30,
	2014	2013
	(In millions)
Personnel expenses	¥365,005	¥353,065
Depreciation and amortization	70,785	68,537
Rent and lease expenses	57,726	56,583
Building and maintenance expenses	4,396	3,835
Supplies expenses	7,121	6,919
Communication expenses	17,183	17,241
Publicity and advertising expenses	30,322	24,756
Taxes and dues	35,891	29,064
Outsourcing expenses	43,616	42,201
Premiums for deposit insurance	28,665	27,715
Office equipment expenses	24,147	19,162
Others	105,783	115,526

Total general and administrative expenses	¥790,640	¥764,604

General and administrative expenses increased by ¥26,036 million, or 3%, from ¥764,604 million for the six months ended September 30, 2013 to ¥790,640 million for the six months ended September 30, 2014, primarily due to increases in the expense related to overseas business development and taxes and dues reflecting the consumption tax increase.

Other Expenses

The following table sets forth our other expenses for the six months ended September 30, 2014 and 2013.

	For the six months ended September 30,
	2014	2013
	(In millions)
Cost of operating leases	¥38,091	¥34,971
Cost related to disposal of assets leased	27,731	34,459
Cost related to IT solution services	40,614	57,571
Losses on disposal of property, plant and equipment, and other intangible assets	1,527	1,467
Impairment losses of property, plant and equipment	1,057	1,405
Impairment losses of intangible assets	3	62
Losses on sale of investments in subsidiaries and associates	2,186	—
Impairment losses of investments in associates and joint ventures	1,169	1,668
Others	21,764	4,865

Total other expenses	¥134,142	¥136,468

Other expenses decreased by ¥2,326 million, or 2%, from ¥136,468 million for the six months ended September 30, 2013 to ¥134,142 million for the six months ended September 30, 2014.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures increased by ¥750 million from ¥11,334 million for the six months ended September 30, 2013 to ¥12,084 million for the six months ended September 30, 2014. The increase was primarily due to the effect of The Japan Net Bank, Limited, which had been our subsidiary, becoming our associate in April 2014. That was partially offset by a decrease in our share of the profit from the investment business of associates and joint ventures.

Income Tax Expense

Income tax expense decreased by ¥59,404 million from ¥238,187 million for the six months ended September 30, 2013 to ¥178,783 million for the six months ended September 30, 2014, primarily due to a decrease in profit before tax.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by management to assess the performance of our business segments under Japanese GAAP.

We have four main business segments: Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others.

The business segment information covers the Bank, which accounts for the major portion of our total assets and revenue, in Commercial Banking, SMFL in Leasing, SMBC Nikko Securities and SMBC Friend Securities in Securities, and Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance in Consumer Finance. Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operation to Consolidated Income Statement” to our consolidated financial statements included elsewhere in this report.

Description of Business Segments

Commercial Banking

The Bank represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as KUBC, The Minato Bank and SMBC Trust Bank, as well as foreign banking subsidiaries, such as SMBC Europe, SMBC (China) and Manufacturers Bank. Since the Bank has a significant impact on our overall performance, its performance is reported to management in more detail by each business unit based on customer market.

Until March 31, 2014, the Bank conducted its primary banking business through five business units: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. On April 1, 2014, the Bank restructured its domestic business operations and reorganized its domestic business units, in order to further enhance its capability to meet the needs of our clients and deliver higher value-added products and services. Under the new structure, the Consumer Banking Unit, the Middle Market Banking Unit and the Corporate Banking Unit were reorganized into two business units: the Wholesale Banking Unit and the Retail Banking Unit. Accordingly, the Bank operates its primary banking business through four business units. Comparative information has been restated. In addition to the four business units, the Bank also has several cross-sectional units and divisions including the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division. The revenues and expenses of these units and divisions are generally allocated to each business unit.

The Bank’s Wholesale Banking Unit

The Bank’s Wholesale Banking Unit provides a wide range of financial products and services targeting large Japanese corporations including listed companies and mid-sized companies, through its sales channels and certain of our Group companies. This business unit also offers business solutions for the increasingly complex and diverse management issues that large Japanese corporations face, and focuses on building a solution business and responding to various issues which mid-sized companies face. The financial products and services that this business unit provides include deposits, loans including syndications, commitment lines, structured finance and nonrecourse loans, settlement services, cash management, leasing, factoring, management information systems consulting, collection and investment banking services.

The Bank’s Retail Banking Unit

The Bank’s Retail Banking Unit provides a wide range of financial services to both small-sized companies and consumers residing in Japan. For small-sized companies, this business unit provides funding to meet their financial needs and other services to support their efforts to improve their management. For consumers, this business unit offers financial services including personal bank accounts, housing loans, investment trusts, pension-type insurance products and life insurance products. In addition, this business unit comprehensively addresses needs of business owners both as corporate managers and as individuals, such as business and asset succession, through one-stop-services.

The Bank’s International Banking Unit

The Bank’s International Banking Unit mainly supports companies, financial institutions, sovereign/quasi-sovereign entities outside Japan, and multinational companies operating in Japan. This business unit has branches in the Americas, Europe and Middle East, and Asia and Oceania regions, forming a global network. This business unit provides a variety of tailored products and services including loans, deposits, clearing services, trade finance, project finance, loan syndication and global cash management services.

The Bank’s Treasury Unit

The Bank’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and the Bank’s own asset liability management requirements. To further expand the Bank’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through providing a variety of products from traditional money and foreign exchange transactions to derivative transactions.

The Bank’s Others

The Bank’s Others represents the difference between the aggregate of the Bank’s four business units and the Bank as a whole. The Bank’s Others includes the profit and loss amounts related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the four business units. Those amounts mainly consist of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management.

Leasing

Leasing mainly consists of SMFL and SMBC Leasing and Finance, Inc., a U.S. subsidiary. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services such as equipment leases, operating leases, leveraged leases and aircraft operating leases. The aircraft leasing business commenced in June 2012 as SMBC Aviation Capital is included in SMFL.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan.

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese markets. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection and factoring) businesses. SMBC Consumer Finance, which became our subsidiary in December 2011 and our wholly owned subsidiary in April 2012, provides consumer loans that consist mainly of unsecured loans to individuals and engages in other business including a loan guarantee business. It changed its company name from Promise Co., Ltd. in July 2012.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Leasing, Securities and Consumer Finance segments, and the Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited. It also includes internal transactions between our Group companies, which are eliminated in our consolidated financial statements.

Segmental Results of Operation

For the six months ended September 30, 2014:

	Commercial Banking
	SMBC						Others(5)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥262.5	¥185.8	¥166.7	¥211.0	¥1.8	¥827.8	¥132.6	¥960.4
Net interest income	155.8	156.6	106.0	133.3	35.3	587.0	81.2	668.2
Net non-interest income	106.7	29.2	60.7	77.7	(33.5)	240.8	51.4	292.2
General and administrative expenses and others	(102.0)	(169.7)	(50.2)	(12.7)	(52.3)	(386.9)	(99.9)	(486.8)

Consolidated net business profit(1)(7)	¥160.5	¥16.1	¥116.5	¥198.3	¥(50.5)	¥440.9	¥32.7	¥473.6

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(2)	Total(6)	SMBC Nikko Securities(3)	SMBC Friend Securities	Total(6)	Sumitomo Mitsui Card	Cedyna(4)	SMBC Consumer Finance(2)	Total(6)
	(In billions)
Gross profit	¥65.5	¥70.5	¥153.3	¥25.6	¥177.2	¥95.4	¥82.7	¥105.7	¥285.1	¥(43.1)	¥1,450.1
Net interest income	11.0	13.7	0.8	0.7	2.2	6.7	13.5	73.5	88.6	(9.1)	763.6
Net non-interest income	54.5	56.8	152.5	24.9	175.0	88.7	69.2	32.2	196.5	(34.0)	686.5
General and administrative expenses and others	(26.4)	(27.7)	(114.9)	(20.1)	(141.5)	(72.1)	(61.0)	(47.3)	(188.9)	40.7	(804.2)

Consolidated net business profit(1)(7)	¥39.1	¥42.8	¥38.4	¥5.5	¥35.7	¥23.3	¥21.7	¥58.4	¥96.2	¥(2.4)	¥645.9

Gross Profit by Business Segment

(For the six months ended September 30, 2014)

For the six months ended September 30, 2013:

	Commercial Banking
	SMBC						Others(5)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥274.2	¥197.4	¥140.2	¥232.3	¥(22.3)	¥821.8	¥112.7	¥934.5
Net interest income	161.4	160.9	82.8	153.6	12.2	570.9	82.9	653.8
Net non-interest income	112.8	36.5	57.4	78.7	(34.5)	250.9	29.8	280.7
General and administrative expenses and others	(98.7)	(166.7)	(45.0)	(11.5)	(46.7)	(368.6)	(93.7)	(462.3)

Consolidated net business profit(1)(7)	¥175.5	¥30.7	¥95.2	¥220.8	¥(69.0)	¥453.2	¥19.0	¥472.2

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(2)	Total(6)	SMBC Nikko Securities(3)	SMBC Friend Securities	Total(6)	Sumitomo Mitsui Card	Cedyna(4)	SMBC Consumer Finance(2)	Total(6)
	(In billions)
Gross profit	¥66.8	¥71.2	¥184.6	¥33.3	¥218.3	¥92.8	¥84.2	¥87.1	¥265.5	¥20.5	¥1,510.0
Net interest income	15.8	18.7	(0.1)	0.3	1.3	7.1	14.7	60.8	77.6	28.9	780.3
Net non-interest income	51.0	52.5	184.7	33.0	217.0	85.7	69.5	26.3	187.9	(8.4)	729.7
General and administrative expenses and others	(25.4)	(24.2)	(119.6)	(22.3)	(148.7)	(67.6)	(60.8)	(34.0)	(171.1)	33.7	(772.6)

Consolidated net business profit(1)(7)	¥41.4	¥47.0	¥65.0	¥11.0	¥69.6	¥25.2	¥23.4	¥53.1	¥94.4	¥54.2	¥737.4

(1)	The calculation method of the consolidated net business profit has been changed since April 1, 2014 in order to improve the group management. Under the new method, the consolidated net business profit is calculated based on the consolidated income statement under Japanese GAAP. Consolidated net business profit = Gross profit (*) – General and administrative expenses + share of profit or loss of equity-method associates. Comparative information has been restated accordingly.

(*) Gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	The figures represent consolidated figures of respective companies.
(3)	The figures are the sum of SMBC Nikko Securities (non-consolidated basis) and its overseas securities subsidiaries.
(4)	The figures represent Cedyna’s consolidated figures excluding insignificant subsidiaries.
(5)	Others in Commercial Banking consists of SMFG’s banking subsidiaries except SMBC, such as KUBC, The Minato Bank, SMBC Europe and SMBC (China).
(6)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(7)	The Group’s total credit costs (reversal) for the six months ended September 30, 2014 and 2013 were ¥(88.8) billion and ¥(39.6) billion, respectively, of which ¥(122.6) billion and ¥(68.8) billion were for Commercial Banking, ¥(5.6) billion and ¥(3.4) billion were for Leasing, and ¥38.7 billion and ¥31.8 billion were for Consumer Finance. Total credit costs include gains on recoveries of written-off claims. The Group’s total credit costs (reversal) are not included in the consolidated net business profit.

Commercial Banking

Our consolidated net business profit from our Commercial Banking segment increased by ¥1.4 billion from ¥472.2 billion for the six months ended September 30, 2013 to ¥473.6 billion for the six months ended September 30, 2014. This was due to an increase in gross profit, which was partially offset by an increase in general and administrative expenses.

The Bank’s Wholesale Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Wholesale Banking Unit decreased by ¥11.7 billion and ¥15.0 billion from ¥274.2 billion and ¥175.5 billion for the six months ended September 30, 2013 to ¥262.5 billion and ¥160.5 billion for the six months ended September 30, 2014, respectively. Net interest income decreased primarily due to a decrease in the interest rate spreads for loans as a result of the increasing lending competition in the commercial banking industry in Japan, although loans to domestic companies increased. Net non-interest income also decreased primarily due to a decrease in fees and commissions related to domestic wholesale business.

The Bank’s Retail Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Retail Banking Unit decreased by ¥11.6 billion and ¥14.6 billion from ¥197.4 billion and ¥30.7 billion for the six months ended September 30, 2013 to ¥185.8 billion and ¥16.1 billion for the six months ended September 30, 2014, respectively. Net non-interest income decreased primarily due to a decrease in fees and commissions related to investment trust.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit increased by ¥26.5 billion and ¥21.3 billion from ¥140.2 billion and ¥95.2 billion for the six months ended September 30, 2013 to ¥166.7 billion and ¥116.5 billion for the six months ended September 30, 2014, respectively. Net interest income increased due to an increase in the balance of loans to the foreign customers reflecting our allocation of assets primarily to Asian countries and the United States. This was partially offset by an increase in general and administrative expenses related to overseas business development.

The Bank’s Treasury Unit

Both gross profit and consolidated net business profit from the Bank’s Treasury Unit decreased by ¥21.3 billion and ¥22.5 billion from ¥232.3 billion and ¥220.8 billion for the six months ended September 30, 2013 to ¥211.0 billion and ¥198.3 billion for the six months ended September 30, 2014, respectively. Net gains from sales of equity index-linked investment trusts, which contributed to gross profit and consolidated net business profit from the Bank’s Treasury Unit, decreased for the six months ended September 30, 2014 compared to the six months ended September 30, 2013. This led to the decrease in gross profit and consolidated net business profit from the Bank’s Treasury Unit for the six months ended September 30, 2014.

Leasing

Both gross profit and consolidated net business profit in our Leasing segment decreased by ¥0.7 billion and ¥4.2 billion from ¥71.2 billion and ¥47.0 billion for the six months ended September 30, 2013 to ¥70.5 billion and ¥42.8 billion for the six months ended September 30, 2014, respectively. Although net non-interest income increased, net interest income decreased primarily due to a decrease in net interest income of SMFL.

Securities

Both gross profit and consolidated net business profit in our Securities segment decreased by ¥41.1 billion and ¥33.9 billion from ¥218.3 billion and ¥69.6 billion for the six months ended September 30, 2013 to ¥177.2 billion and ¥35.7 billion for the six months ended September 30, 2014, respectively. This was primarily due to a decrease in net non-interest income mainly as a result of a decrease in fees and commissions from securities-related businesses and investment trusts.

Consumer Finance

Both gross profit and consolidated net business profit in our Consumer Finance segment increased by ¥19.6 billion and ¥1.8 billion from ¥265.5 billion and ¥94.4 billion for the six months ended September 30, 2013 to ¥285.1 billion and ¥96.2 billion for the six months ended September 30, 2014, respectively. This was primarily due to an increase in those of SMBC Consumer Finance.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned most of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2014	2013
Region:
Japan	78%	81%
Foreign:
Americas	6%	6%
Europe and Middle East	8%	6%
Asia and Oceania (excluding Japan)	8%	7%

Total	100%	100%

Financial Condition

Assets

Our total assets increased by ¥9,488,073 million from ¥158,631,041 million at March 31, 2014 to ¥168,119,114 million at September 30, 2014, primarily due to increases in cash and deposits with banks and loans and advances.

Our assets at September 30, 2014 and March 31, 2014 were as follows.

	At September 30, 2014	At March 31, 2014
	(In millions)
Cash and deposits with banks	¥36,681,124	¥33,208,724
Call loans and bills bought	1,194,366	1,248,235
Reverse repurchase agreements and cash collateral on securities borrowed	6,238,412	4,303,121
Trading assets	4,125,359	3,557,545
Derivative financial instruments	5,602,504	4,891,382
Financial assets at fair value through profit or loss	1,810,807	1,840,255
Investment securities	21,135,902	22,052,998
Loans and advances	83,904,901	81,244,982
Investments in associates and joint ventures	403,514	383,590
Property, plant and equipment	2,268,219	2,078,927
Intangible assets	962,989	955,746
Other assets	3,573,541	2,655,512
Current tax assets	82,659	62,783
Deferred tax assets	134,817	147,241

Total assets	¥168,119,114	¥158,631,041

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At September 30, 2014, our loans and advances were ¥83,904,901 million, or 50% of total assets, representing an increase of ¥2,659,919 million, or 3%, from ¥81,244,982 million at March 31, 2014. The increase in loans and advances was primarily due to an increase in those to our foreign customers, although those to our domestic customers also increased. The increase in loans and advances to our foreign customers was primarily due to our allocation of assets mainly to Asian countries and the United States. The depreciation of the yen also affected the increase in loans and advances to foreign customers. The increase in loans and advances to our domestic customers was primarily due to an increase in those to corporate customers supported by the improvement in corporate earnings and business sentiment. That was partially offset by a decrease in those to individual customers as a result of a decrease of the origination of new housing loans, reflecting a decline in housing demand following the rush demand ahead of the consumption tax increase in April 2014.

Domestic

Through the Bank and other banking and non-bank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2014	At March 31, 2014
	(In millions)
Manufacturing	¥8,031,696	¥8,018,568
Agriculture, forestry, fisheries and mining	149,391	177,012
Construction	1,123,532	1,152,388
Transportation, communications and public enterprises	5,098,409	5,086,361
Wholesale and retail	5,612,980	5,505,570
Finance and insurance	2,729,257	2,537,347
Real estate and goods rental and leasing	8,448,627	8,117,000
Services	4,852,023	4,855,536
Municipalities	1,040,620	1,279,010
Lease financing	2,138,815	2,133,760
Consumer(1)	18,870,796	19,086,241
Others	3,200,390	3,159,438

Total domestic	¥61,296,536	¥61,108,231

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,213,489 million and ¥14,420,225 million at September 30, 2014 and March 31, 2014, respectively.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2014	At March 31, 2014
	(In millions)
Public sector	¥172,015	¥163,685
Financial institutions	3,761,944	3,450,482
Commerce and industry	18,254,338	16,435,047
Lease financing	252,263	267,394
Others	1,223,957	947,826

Total foreign	¥23,664,517	¥21,264,434

Allowance for Loan Losses

For the six months ended September 30, 2014, the allowance for loan losses decreased by ¥83,303 million, or 9%, from ¥950,665 million at the beginning of the period to ¥867,362 million at the end of the period. We recorded a provision for loan losses of ¥17,707 million for the six months ended September 30, 2014, whereas the previously recognized allowance for loan losses amounting to ¥6,347 million was reversed for the six months ended September 30, 2013.

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

In addition to the improvements in the business performance of our customers, our consistent implementation of consultative actions tailored to our borrowers’ businesses and financial condition, such as by supporting the development of operational improvement plans for borrowers, contributed to the improvement of our loan portfolio and the containment of credit costs.

Charge-offs decreased by ¥1,370 million from ¥109,513 million for the six months ended September 30, 2013 to ¥108,143 million for the six months ended September 30, 2014. The overall charge-offs of domestic loans and advances increased by ¥4,474 million from ¥99,410 million for the six months ended September 30, 2013 to ¥103,884 million for the six months ended September 30, 2014. Charge-offs of foreign loans and advances decreased by ¥5,844 million from ¥10,103 million for the six months ended September 30, 2013 to ¥4,259 million for the six months ended September 30, 2014.

The balance of the allowance for loan losses increases when the provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. For the six months ended September 30, 2014, charge-offs exceeded the provision for loan losses, and accordingly, the overall allowance for loan losses decreased by ¥83,303 million at September 30, 2014 compared to March 31, 2014.

The following table shows the analysis of our allowance for loan losses for the six months ended September 30, 2014 and 2013.

	For the six months ended September 30,
	2014	2013
	(In millions)
Allowance for loan losses at beginning of period	¥950,665	¥1,262,478
Provision (credit) for loan losses	17,707	(6,347)
Charge-offs:
Domestic	103,884	99,410
Foreign	4,259	10,103

Total	108,143	109,513

Recoveries:
Domestic	4,954	4,931
Foreign	191	205

Total	5,145	5,136

Net charge-offs	102,998	104,377
Others(1)	1,988	4,137

Allowance for loan losses at end of period	¥867,362	¥1,155,891

(1)	Others mainly include foreign exchange translations for the six months ended September 30, 2014 and 2013.

Impaired Loans and Advances

A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances).”

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at September 30, 2014 and March 31, 2014 by domicile and type of industry of the borrowers. At September 30, 2014, gross impaired loans and advances were ¥1,785,905 million, a decrease of ¥162,908 million from ¥1,948,813 million at March 31, 2014. The ratio of gross impaired loans and advances to gross loans and advances was 2.1% at September 30, 2014, a decrease of 0.3 percentage points from 2.4% at March 31, 2014.

	At September 30, 2014	At March 31, 2014
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥177,242	¥183,257
Agriculture, forestry, fisheries and mining	7,617	3,251
Construction	64,252	69,144
Transportation, communications and public enterprises	55,914	56,782
Wholesale and retail	183,102	208,491
Finance and insurance	10,351	13,378
Real estate and goods rental and leasing	247,250	291,665
Services	179,685	192,191
Lease financing	20,736	21,079
Consumer	241,634	238,563
Others	46,835	59,812

Total domestic	1,234,618	1,337,613

Foreign:
Public sector	14	14
Financial institutions	2,816	2,647
Commerce and industry	132,624	131,254
Lease financing	6,199	8,623
Others	2,895	4,566

Total foreign	144,548	147,104

Total	1,379,166	1,484,717

Past due three months or more (loans):
Domestic	25,465	25,959
Foreign	5,511	437

Total	30,976	26,396

Restructured (loans):
Domestic	183,924	247,351
Foreign	45,393	37,475

Total	229,317	284,826

Other impaired (loans and advances):
Domestic	141,858	152,873
Foreign	4,588	1

Total	146,446	152,874

Gross impaired loans and advances	1,785,905	1,948,813

Less: Allowance for loan losses for impaired loans and advances	(777,549)	(857,095)

Net impaired loans and advances	¥1,008,356	¥1,091,718

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥21,135,902 million at September 30, 2014, a decrease of ¥917,096 million, or 4%, from ¥22,052,998 million at March 31, 2014. The decrease in our investment securities was primarily due to a decrease in our holdings of available-for-sale domestic bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, U.S. Treasury and other U.S. government agency bonds, and other governments and official institutions bonds.

Our held-to-maturity investments amounted to ¥3,997,310 million at September 30, 2014, a decrease of ¥530,944 million, or 12%, from ¥4,528,254 million at March 31, 2014, primarily due to a decrease in Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

Domestic available-for-sale financial assets included ¥7,299,212 million of domestic debt instruments at September 30, 2014, a decrease of ¥1,603,681 million, or 18%, from ¥8,902,893 million at March 31, 2014. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. As for our foreign available-for-sale financial assets, we had ¥4,201,805 million of debt instruments at September 30, 2014, an increase of ¥630,402 million, or 18%, from ¥3,571,403 million at March 31, 2014. The increase was primarily due to an increase in our holdings of non-U.S. foreign government bonds.

We had ¥4,995,120 million of domestic equity instruments and ¥642,455 million of foreign equity instruments at September 30, 2014. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common or preferred stocks issued by our customers, increased by ¥524,873 million, or 12%, from ¥4,470,247 million at March 31, 2014. Net unrealized gains on our domestic equity instruments increased by ¥339,973 million, or 17%, from ¥2,025,978 million at March 31, 2014 to ¥2,365,951 million at September 30, 2014. The increase was primarily due to a rise in the market prices of many of these stocks in a market environment where, as described in “Recent Developments—Operating Environment,” the Nikkei Stock Average rose from ¥14,827.83 at March 31, 2014 to ¥16,173.52 at September 30, 2014. Net unrealized gains on our foreign equity instruments increased by ¥55,238 million, or 26%, from ¥215,814 million at March 31, 2014 to ¥271,052 million at September 30, 2014.

We recognize the risks associated with our equity portfolio, owing to its volatility as well as its relatively poor dividend yields. Accordingly, we have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions while maintaining existing client relationships.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which were classified as held-to-maturity investments and available-for-sale financial assets at September 30, 2014 and March 31, 2014.

	At September 30, 2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥3,849,307	¥25,568	¥—	¥3,874,875
Japanese municipal bonds	82,646	524	—	83,170
Japanese corporate bonds	65,357	493	—	65,850

Total domestic	3,997,310	26,585	—	4,023,895

Foreign	—	—	—	—

Total	¥3,997,310	¥26,585	¥—	¥4,023,895

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥6,966,395	¥16,550	¥121	¥6,982,824
Japanese municipal bonds	79,154	469	12	79,611
Japanese corporate bonds	234,799	2,004	26	236,777

Total domestic debt instruments	7,280,348	19,023	159	7,299,212
Equity instruments	2,629,169	2,369,560	3,609	4,995,120

Total domestic	9,909,517	2,388,583	3,768	12,294,332

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,978,929	119	19,335	1,959,713
Other governments and official institutions bonds	1,753,290	1,297	982	1,753,605
Mortgage-backed securities	251,626	146	7,969	243,803
Other debt instruments	244,432	2,192	1,940	244,684

Total foreign debt instruments	4,228,277	3,754	30,226	4,201,805
Equity instruments	371,403	271,180	128	642,455

Total foreign	4,599,680	274,934	30,354	4,844,260

Total	¥14,509,197	¥2,663,517	¥34,122	¥17,138,592

	At March 31, 2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,330,877	¥32,095	¥125	¥4,362,847
Japanese municipal bonds	102,580	847	2	103,425
Japanese corporate bonds	94,797	1,306	27	96,076

Total domestic	4,528,254	34,248	154	4,562,348

Foreign	—	—	—	—

Total	¥4,528,254	¥34,248	¥154	¥4,562,348

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥8,242,654	¥19,212	¥57	¥8,261,809
Japanese municipal bonds	125,095	736	27	125,804
Japanese corporate bonds	512,904	2,519	143	515,280

Total domestic debt instruments	8,880,653	22,467	227	8,902,893
Equity instruments	2,444,269	2,032,382	6,404	4,470,247

Total domestic	11,324,922	2,054,849	6,631	13,373,140

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,891,918	194	20,355	1,871,757
Other governments and official institutions bonds	1,215,260	1,478	541	1,216,197
Mortgage-backed securities	256,389	108	14,848	241,649
Other debt instruments	239,757	2,527	484	241,800

Total foreign debt instruments	3,603,324	4,307	36,228	3,571,403
Equity instruments	364,387	216,625	811	580,201

Total foreign	3,967,711	220,932	37,039	4,151,604

Total	¥15,292,633	¥2,275,781	¥43,670	¥17,524,744

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2014 and March 31, 2014. Note that none of the available-for-sale equity instruments included in the tables has been in a continuous unrealized loss position for twelve months or more, since under our accounting policy, a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment.

	At September 30, 2014
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	3,294	—	—	—	3,294	—

Total domestic	3,294	—	—	—	3,294	—

Foreign	—	—	—	—	—	—

Total	¥3,294	¥—	¥—	¥—	¥3,294	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥450,087	¥120	¥22	¥1	¥450,109	¥121
Japanese municipal bonds	1,561	7	1,227	5	2,788	12
Japanese corporate bonds	30,404	23	524	3	30,928	26

Total domestic debt instruments	482,052	150	1,773	9	483,825	159
Equity instruments	147,565	3,609	—	—	147,565	3,609

Total domestic	629,617	3,759	1,773	9	631,390	3,768

Foreign:
U.S. Treasury and other U.S. government agency bonds	454,014	3,742	782,504	15,593	1,236,518	19,335
Other governments and official institutions bonds	1,161,723	880	5,283	102	1,167,006	982
Mortgage-backed securities	2,878	9	225,041	7,960	227,919	7,969
Other debt instruments	30,702	1,897	15,105	43	45,807	1,940

Total foreign debt instruments	1,649,317	6,528	1,027,933	23,698	2,677,250	30,226
Equity instruments	26,363	128	—	—	26,363	128

Total foreign	1,675,680	6,656	1,027,933	23,698	2,703,613	30,354

Total	¥2,305,297	¥10,415	¥1,029,706	¥23,707	¥3,335,003	¥34,122

	At March 31, 2014
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥269,649	¥125	¥269,649	¥125
Japanese municipal bonds	1,882	2	—	—	1,882	2
Japanese corporate bonds	6,585	19	1,208	8	7,793	27

Total domestic	8,467	21	270,857	133	279,324	154

Foreign	—	—	—	—	—	—

Total	¥8,467	¥21	¥270,857	¥133	¥279,324	¥154

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥35,592	¥57	¥22	¥—	¥35,614	¥57
Japanese municipal bonds	4,740	18	2,277	9	7,017	27
Japanese corporate bonds	48,777	74	22,476	69	71,253	143

Total domestic debt instruments	89,109	149	24,775	78	113,884	227
Equity instruments	123,013	6,404	—	—	123,013	6,404

Total domestic	212,122	6,553	24,775	78	236,897	6,631

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,095,165	15,531	97,688	4,824	1,192,853	20,355
Other governments and official institutions bonds	540,015	541	—	—	540,015	541
Mortgage-backed securities	224,568	14,846	426	2	224,994	14,848
Other debt instruments	25,733	444	51,751	40	77,484	484

Total foreign debt instruments	1,885,481	31,362	149,865	4,866	2,035,346	36,228
Equity instruments	13,704	811	—	—	13,704	811

Total foreign	1,899,185	32,173	149,865	4,866	2,049,050	37,039

Total	¥2,111,307	¥38,726	¥174,640	¥4,944	¥2,285,947	¥43,670

Trading Assets

The following table shows our trading assets at September 30, 2014 and March 31, 2014. Our trading assets were ¥4,125,359 million at September 30, 2014, an increase of ¥567,814 million from ¥3,557,545 million at March 31, 2014. The increase was primarily due to an increase in our holdings of publicly traded Japanese stocks.

	At September 30, 2014	At March 31, 2014
	(In millions)
Debt instruments	¥3,471,059	¥3,263,085
Equity instruments	654,300	294,460

Total trading assets	¥4,125,359	¥3,557,545

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2014 and March 31, 2014. The fair value was ¥1,810,807 million at September 30, 2014, a decrease from ¥1,840,255 million at March 31, 2014, primarily due to a decrease in our holdings of debt instruments.

	At September 30, 2014	At March 31, 2014
	(In millions)
Debt instruments	¥1,665,169	¥1,697,872
Equity instruments	145,638	142,383

Total financial assets at fair value through profit or loss	¥1,810,807	¥1,840,255

Exposures to Selected European Countries

The following tables show exposures to Greece, Italy, Ireland, Portugal and Spain at September 30, 2014 and March 31, 2014. Our exposures to those countries consisted mainly of loans, trade financing, leases, guarantees and unused commitments to large corporations, and project finance transactions. All figures in this subsection are based on the data collected for our internal risk management.

	At September 30, 2014
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥6.1	¥6.1
Italy	1.7	0.9	250.1	252.7
Ireland	—	—	145.3	145.3
Portugal	—	—	5.8	5.8
Spain	1.1	0.8	278.2	280.1

Total	¥2.8	¥1.7	¥685.5	¥690.0

	At March 31, 2014
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥6.4	¥6.4
Italy	0.2	1.1	290.5	291.8
Ireland	—	—	103.7	103.7
Portugal	—	—	4.4	4.4
Spain	1.2	0.2	249.7	251.1

Total	¥1.4	¥1.3	¥654.7	¥657.4

Liabilities

Our total liabilities increased by ¥8,820,973 million from ¥149,215,851 million at March 31, 2014 to ¥158,036,824 million at September 30, 2014, primarily due to increases in repurchase agreements and cash collateral on securities lent and deposits.

The following table shows our liabilities at September 30, 2014 and March 31, 2014.

	At September 30, 2014	At March 31, 2014
	(In millions)
Deposits	¥110,207,327	¥108,370,494
Call money and bills sold	4,401,121	4,112,429
Repurchase agreements and cash collateral on securities lent	9,317,913	7,041,075
Trading liabilities	2,111,598	1,865,243
Derivative financial instruments	5,818,182	4,980,991
Borrowings	10,017,198	8,463,363
Debt securities in issue	9,610,820	8,769,094
Provisions	177,814	225,473
Other liabilities	5,949,754	5,143,853
Current tax liabilities	103,055	94,585
Deferred tax liabilities	322,042	149,251

Total liabilities	¥158,036,824	¥149,215,851

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 80% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, with the balance from governmental bodies (including municipal authorities) and financial institutions.

The Bank’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit. These deposits typically pay interest determined with reference to market rates such as the London Interbank Offered Rate (“LIBOR”).

Our deposit balances at September 30, 2014 were ¥110,207,327 million, an increase of ¥1,836,833 million, or 2%, from ¥108,370,494 million at March 31, 2014, primarily due to increases in deposits at notice and negotiable certificates of deposit in foreign offices, partially reflecting our efforts to expand and diversify our foreign currency funding sources.

The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2014 and March 31, 2014.

	At September 30, 2014	At March 31, 2014
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥14,152,782	¥14,465,654
Interest-bearing demand deposits	38,174,570	38,652,993
Deposits at notice	840,687	871,081
Time deposits	24,194,393	24,136,904
Negotiable certificates of deposit	5,704,893	5,458,722
Others	5,346,075	4,977,829

Total domestic offices	88,413,400	88,563,183

Foreign offices:
Non-interest-bearing demand deposits	614,988	607,657
Interest-bearing demand deposits	1,081,453	1,129,154
Deposits at notice	7,362,408	6,499,694
Time deposits	3,700,445	3,200,421
Negotiable certificates of deposit	8,929,539	8,254,818
Others	105,094	115,567

Total foreign offices	21,793,927	19,807,311

Total deposits	¥110,207,327	¥108,370,494

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization transactions of our own assets, and lease obligations. At September 30, 2014, our borrowings were ¥10,017,198 million, an increase of ¥1,553,835 million, or 18%, from ¥8,463,363 million at March 31, 2014, primarily due to an increase in short-term borrowings.

At September 30, 2014, our short-term borrowings accounted for 57% of our total borrowings, and our long-term borrowings accounted for 31% of our total borrowings.

The following table shows the balances with respect to our borrowings at September 30, 2014 and March 31, 2014.

	At September 30, 2014	At March 31, 2014
	(In millions)
Short-term borrowings	¥5,749,578	¥3,092,892
Long-term borrowings:
Unsubordinated	2,785,063	3,885,678
Subordinated	277,450	282,450
Liabilities associated with securitization transactions	1,106,200	1,108,720
Lease obligations	98,907	93,623

Total borrowings	¥10,017,198	¥8,463,363

For more information, see Note 12 “Borrowings” to our consolidated financial statements included elsewhere in this report, which sets forth summaries of short- and long-term borrowings.

Debt Securities in Issue

Debt securities in issue at September 30, 2014 were ¥9,610,820 million, an increase of ¥841,726 million, or 10%, from ¥8,769,094 million at March 31, 2014, primarily due to increases in commercial paper and senior bonds, which partly reflects our efforts to expand foreign currency funding sources.

	At September 30, 2014	At March 31, 2014
	(In millions)
Commercial paper	¥3,979,935	¥3,669,912
Bonds	3,788,409	3,399,672
Subordinated bonds	1,842,476	1,699,510

Total debt securities in issue	¥9,610,820	¥8,769,094

For more information, see Note 13 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this report, which sets forth summaries of debt securities in issue.

Total Equity

Our total equity increased by ¥667,100 million from ¥9,415,190 million at March 31, 2014 to ¥10,082,290 million at September 30, 2014, primarily due to increases in retained earnings and other reserves. The increase in retained earnings mainly reflected our net profit. The increase in other reserves was primarily due to an increase in available-for-sale financial assets reserve reflecting a rise in market prices of domestic equity instruments.

	At September 30, 2014	At March 31, 2014
	(In millions)
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	862,750	862,518
Retained earnings	3,413,163	3,112,571
Other reserves	1,906,379	1,546,826
Treasury stock	(175,180)	(175,115)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	8,345,008	7,684,696
Non-controlling interests	1,737,282	1,730,494

Total equity	¥10,082,290	¥9,415,190

Liquidity

We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with the Bank by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by the Bank to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and inter-bank market, negotiable certificates of deposit, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits increased by ¥1,836,833 million, or 2%, from ¥108,370,494 million at March 31, 2014 to ¥110,207,327 million at September 30, 2014. The balance of deposits at September 30, 2014 exceeded the balance of loans and advances by ¥26,302,426 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 76%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2014	At March 31, 2014
	(In millions)
Loans and advances	¥83,904,901	¥81,244,982
Deposits	110,207,327	108,370,494

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. The Bank’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of the Bank’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.

Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by Standard & Poor’s (“S&P”), and Fitch Ratings (“Fitch”), at December 31, 2014.

At December 31, 2014
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A	N	A-1	A-	S	F1

The following table shows credit ratings assigned to the Bank by S&P and Fitch at December 31, 2014.

At December 31, 2014
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A+	N	A-1	A-	S	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

Capital Management

With regard to capital management, we strictly abide by the capital adequacy guidelines set by the Financial Services Agency of Japan (“FSA”). Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach (“SA”), the foundation internal rating-based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach (“BIA”), the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

We and the Bank have adopted the advanced IRB approach since March 31, 2009 and the AMA since March 31, 2008.

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began on January 1, 2013 and will be fully applied from January 1, 2019.

These capital reforms will increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement will also be increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8%, but also increases to 10.5% due to the capital conservation buffer. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss absorbing capital will be implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new requirements.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. Under the FSA capital adequacy guidelines, the new capital requirements are being phased in from March 31, 2013 through March 31, 2019. On March 31, 2013, the minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement were raised to 3.5% and 4.5%, respectively. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement rose to 4% and 5.5%, respectively on March 31, 2014, and will rise to 4.5% and 6%, respectively on March 31, 2015. Meanwhile, the capital conservation buffer and countercyclical buffer, which will be phased in from January 1, 2016 under the Basel III accord have not yet been incorporated into the FSA capital adequacy guidelines.

The table below presents our total risk-weighted capital ratio, total capital, and risk-weighted assets under Japanese GAAP at September 30, 2014 and March 31, 2014, based on the Basel III rules.

	At September 30, 2014	At March 31, 2014
	(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	15.98%	15.51%
Tier 1 risk-weighted capital ratio (consolidated)	12.29%	12.19%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	10.80%	10.63%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,343.0	¥9,561.4
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,957.3	7,514.3
Common Equity Tier 1 capital	6,989.4	6,550.8
Risk-weighted assets	64,713.5	61,623.3
The amount of minimum capital requirements	5,177.1	4,929.9

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and minority interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.

Minority interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the minority interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.

Minority interests that will no longer qualify as Common Equity Tier 1 capital, additional Tier 1 capital, or Tier 2 capital under Basel III are being phased out beginning March 31, 2014 by increments of 20% and will be fully phased out by March 31, 2018.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction. Such regulatory adjustments are being phased in from March 31, 2014 through March 31, 2018.

Additional Tier 1 capital consists primarily of preferred securities.

Tier 2 capital consists primarily of subordinated debt securities.

Capital instruments such as preferred securities and subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as additional Tier 1 or Tier 2 capital during the phase out period beginning March 31, 2013. The remaining balance of those non-qualifying capital instruments recognized as additional Tier 1 or Tier 2 capital will be reduced in annual 10% increments and be fully phased out by March 31, 2022.

At September 30, 2014, our consolidated total capital was ¥10,343.0 billion, Tier 1 capital was ¥7,957.3 billion, and Common Equity Tier 1 capital was ¥6,989.4 billion. Our total risk-weighted assets at September 30, 2014 were ¥64,713.5 billion.

On a consolidated basis, our total risk-weighted capital ratio was 15.98% at September 30, 2014 compared to 15.51% at March 31, 2014, Tier 1 risk-weighted capital ratio was 12.29% at September 30, 2014 compared to 12.19% at March 31, 2014 and Common Equity Tier 1 risk-weighted capital ratio was 10.80% at September 30, 2014 compared to 10.63% at March 31, 2014.

Our capital position and the Bank’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. At March 31, 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but started to be counted as Common Equity Tier 1 capital from March 31, 2014 by increments of 20% and will be fully counted as Common Equity Tier 1 capital from March 31, 2018. Since our other securities (including money held in trust) with a readily ascertainable market value include unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of the Bank.

In addition, our capital position and the Bank’s capital position would be negatively affected if deferred tax assets cannot be recognized. Under guidelines issued by the Japanese Institute of Certified Public Accountants, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of three consecutive years or more and is expected to have significant negative taxable income in the following fiscal year.

Set forth below are tables of risk-weighted capital ratios of the Bank at September 30, 2014 and March 31, 2014 on a consolidated and nonconsolidated basis.

	At September 30, 2014	At March 31, 2014
	(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	17.35%	17.08%
Tier 1 risk-weighted capital ratio (consolidated)	13.32%	13.43%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	12.22%	12.27%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,914.7	¥9,299.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,610.2	7,309.9
Common Equity Tier 1 capital	6,983.4	6,678.1
Risk-weighted assets	57,128.9	54,418.6
The amount of minimum capital requirements	4,570.3	4,353.5

	At September 30, 2014	At March 31, 2014
	(In billions, except percentages)
Total risk-weighted capital ratio (nonconsolidated)	18.66%	18.30%
Tier 1 risk-weighted capital ratio (nonconsolidated)	13.92%	14.02%
Common Equity Tier 1 risk-weighted capital ratio (nonconsolidated)	12.47%	12.47%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,386.9	¥8,775.8
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,005.6	6,724.4
Common Equity Tier 1 capital	6,274.3	5,980.8
Risk-weighted assets	50,302.4	47,940.7
The amount of minimum capital requirements	4,024.2	3,835.3

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2014, the capital adequacy ratios were 427.2% for SMBC Nikko Securities and 966.6% for SMBC Friend Securities, and sufficiently above the 140%, below which level they would be required to file daily reports with the Commissioner of the FSA.

Off-Balance Sheet Arrangements

To meet our customers’ financing needs, we engage in various types of off-balance sheet arrangements in the ordinary course of business.

Our arrangements include loan commitments, financial guarantees and other credit-related contingent liabilities. Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2014 and March 31, 2014.

	At September 30, 2014	At March 31, 2014
	(In millions)
Loan commitments	¥51,973,603	¥49,285,032
Financial guarantees and other credit-related contingent liabilities	6,893,915	6,396,144

Total	¥58,867,518	¥55,681,176

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in cases where economic conditions change, we need to secure claims, or some other significant event occurs. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when the need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system.

In addition to the above-mentioned off-balance sheet arrangements, some of the Group’s off-balance sheet arrangements are related to activities of structured entities. For further information, see Note 22 “Structured Entities” to our consolidated financial statements included elsewhere in this report.

FINANCIAL RISK MANAGEMENT

Risk Management System

Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form 20-F for the fiscal year ended March 31, 2014. There were no material changes in our risk management system for the six months ended September 30, 2014.

Credit Risk

Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2014. There were no material changes in our credit risk management system for the six months ended September 30, 2014.

Market Risk

Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2014.

Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the value at risk (“VaR”) method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method that we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for strategic equity investment portfolio); and

•	an observation period of four years (ten years for the strategic equity investment portfolio).

VaR Summary

VaR for Trading Activities

The aggregate VaR for our total trading activities at September 30, 2014 was ¥16.3 billion, an increase from ¥9.5 billion at March 31, 2014 primarily due to an increase in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2014:
SMBC Consolidated
Maximum	¥8.9	¥3.6	¥9.0	¥1.0	¥18.0
Minimum	4.6	0.7	3.1	0.7	8.9
Daily average	6.1	1.8	5.9	0.8	13.4
At September 30, 2014	7.2	1.6	7.5	0.9	15.4
At March 31, 2014	4.3	0.6	3.2	0.9	8.5

SMFG Consolidated
Maximum	¥9.5	¥3.6	¥9.3	¥1.0	¥18.9
Minimum	5.4	0.7	3.2	0.7	9.9
Daily average	6.8	1.9	6.1	0.8	14.3
At September 30, 2014	7.9	1.6	7.6	0.9	16.3
At March 31, 2014	5.2	0.6	3.3	0.9	9.5

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-Trading Activities

• Banking

The aggregate VaR for our total banking activities at September 30, 2014 was ¥45.0 billion, an increase from ¥41.5 billion at March 31, 2014 primarily due to an increase in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2014:
SMBC Consolidated
Maximum	¥20.0	¥0.0	¥37.2	¥0.0	¥44.0
Minimum	15.7	0.0	28.4	0.0	36.7
Daily average	17.9	0.0	32.4	0.0	40.3
At September 30, 2014	17.8	0.0	37.2	0.0	44.0
At March 31, 2014	17.6	0.0	32.7	0.0	40.3

SMFG Consolidated
Maximum	¥21.0	¥0.0	¥37.3	¥0.0	¥45.0
Minimum	16.6	0.0	28.5	0.0	37.8
Daily average	18.9	0.0	32.5	0.0	41.4
At September 30, 2014	18.7	0.0	37.3	0.0	45.0
At March 31, 2014	18.6	0.0	32.8	0.0	41.5

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Equity Investment

The aggregate VaR for our strategic equity investments at September 30, 2014 was ¥1,303.4 billion, an increase from ¥1,142.2 billion at March 31, 2014 primarily due to an increase in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the six months ended September 30, 2014:
SMBC Consolidated
Maximum	¥1,283.5
Minimum	1,067.9
Daily average	1,182.1
At September 30, 2014	1,261.1
At March 31, 2014	1,103.0

SMFG Consolidated
Maximum	¥1,326.8
Minimum	1,105.3
Daily average	1,223.4
At September 30, 2014	1,303.4
At March 31, 2014	1,142.2

Back-testing

The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.

Stress Tests

To prepare for unexpected market swings, the Bank performs stress tests on a monthly basis based on various scenarios.

Outlier Ratio

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 1.3% for the Bank on a consolidated basis at September 30, 2014, substantially below the 20% criterion. The decline in economic value of the Bank on a consolidated basis is shown in the following table.

	At September 30, 2014	At March 31, 2014
	(In billions, except percentages)
SMBC Consolidated
Total	¥126.1	¥83.0
Impact of yen interest rates	24.0	31.1
Impact of U.S. dollar interest rates	49.9	25.7
Impact of euro interest rates	38.8	18.6
Percentage of total capital	1.3%	0.9%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Financial Position (Unaudited)

	Note	At September 30, 2014	At March 31, 2014
		(In millions)
Assets:
Cash and deposits with banks		¥36,681,124	¥33,208,724
Call loans and bills bought		1,194,366	1,248,235
Reverse repurchase agreements and cash collateral on securities borrowed		6,238,412	4,303,121
Trading assets	5	4,125,359	3,557,545
Derivative financial instruments	6	5,602,504	4,891,382
Financial assets at fair value through profit or loss	7	1,810,807	1,840,255
Investment securities	8	21,135,902	22,052,998
Loans and advances	9	83,904,901	81,244,982
Investments in associates and joint ventures		403,514	383,590
Property, plant and equipment		2,268,219	2,078,927
Intangible assets		962,989	955,746
Other assets		3,573,541	2,655,512
Current tax assets		82,659	62,783
Deferred tax assets		134,817	147,241

Total assets		¥168,119,114	¥158,631,041

Liabilities:
Deposits	10	¥110,207,327	¥108,370,494
Call money and bills sold		4,401,121	4,112,429
Repurchase agreements and cash collateral on securities lent		9,317,913	7,041,075
Trading liabilities	11	2,111,598	1,865,243
Derivative financial instruments	6	5,818,182	4,980,991
Borrowings	12	10,017,198	8,463,363
Debt securities in issue	13	9,610,820	8,769,094
Provisions	14	177,814	225,473
Other liabilities		5,949,754	5,143,853
Current tax liabilities		103,055	94,585
Deferred tax liabilities		322,042	149,251

Total liabilities		158,036,824	149,215,851

Equity:
Capital stock	15	2,337,896	2,337,896
Capital surplus		862,750	862,518
Retained earnings		3,413,163	3,112,571
Other reserves		1,906,379	1,546,826
Treasury stock	15	(175,180)	(175,115)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		8,345,008	7,684,696
Non-controlling interests	16	1,737,282	1,730,494

Total equity		10,082,290	9,415,190

Total equity and liabilities		¥168,119,114	¥158,631,041

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement (Unaudited)

		For the six months ended September 30,
	Note	2014	2013
		(In millions, except per share data)
Interest income		¥875,491	¥859,322
Interest expense		174,811	158,321

Net interest income		700,680	701,001

Fee and commission income		476,927	516,044
Fee and commission expense		69,057	72,840

Net fee and commission income		407,870	443,204

Net trading income		75,980	81,706
Net income from financial assets at fair value through profit or loss		15,502	35,369
Net investment income		201,635	225,083
Other income		157,613	167,046

Total operating income		1,559,280	1,653,409

Impairment charges (reversals) on financial assets	17	20,933	(1,194)

Net operating income		1,538,347	1,654,603

General and administrative expenses		790,640	764,604
Other expenses		134,142	136,468

Operating expenses		924,782	901,072

Share of post-tax profit of associates and joint ventures		12,084	11,334

Profit before tax		625,649	764,865

Income tax expense		178,783	238,187

Net profit		¥446,866	¥526,678

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥390,728	¥459,009
Non-controlling interests		56,138	67,669

Earnings per share:
Basic	18	¥285.77	¥336.25
Diluted	18	285.61	336.09

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2014	2013
	(In millions)
Net profit	¥446,866	¥526,678

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	90,830	78,681
Share of other comprehensive income (loss) of associates and joint ventures	65	—
Income tax relating to items that will not be reclassified	(32,260)	(28,044)

Total items that will not be reclassified to profit or loss, net of tax	58,635	50,637

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	540,465	513,454
Reclassification adjustments for (gains) losses included in net profit, before tax	(141,810)	(169,105)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	76,973	118,233
Share of other comprehensive income (loss) of associates and joint ventures	(2,210)	(14,514)
Income tax relating to items that may be reclassified	(147,687)	(125,957)

Total items that may be reclassified subsequently to profit or loss, net of tax	325,731	322,111

Other comprehensive income, net of tax	384,366	372,748

Total comprehensive income	¥831,232	¥899,426

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥750,281	¥801,023
Non-controlling interests	80,951	98,403

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity (Unaudited)

	Capital stock	Capital surplus	Retained earnings	Remeasure- ments of defined benefit plans	Available-for- sale financial assets	Exchange differences on translating foreign operations	Treasury stock	Shareholders’ equity	Non- controlling interests	Total equity
	(In millions)
Balance at April 1, 2013	¥2,337,896	¥862,305	¥2,518,121	¥(138,013)	¥1,159,215	¥(50,032)	¥(227,373)	¥6,462,119	¥2,100,599	¥8,562,718
Effect of adoption of IFRIC 21	—	—	(2,165)	—	—	—	—	(2,165)	(864)	(3,029)
Balance at April 1, 2013 (Restated)	2,337,896	862,305	2,515,956	(138,013)	1,159,215	(50,032)	(227,373)	6,459,954	2,099,735	8,559,689

Comprehensive income:
Net profit	—	—	459,009	—	—	—	—	459,009	67,669	526,678
Other comprehensive income	—	—	—	49,524	220,430	72,060	—	342,014	30,734	372,748

Total comprehensive income	—	—	459,009	49,524	220,430	72,060	—	801,023	98,403	899,426

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	—	(4)	(4)
Transaction with non-controlling interest shareholders	—	—	9	—	—	—	—	9	(813)	(804)
Dividends to shareholders	—	—	(94,771)	—	—	—	—	(94,771)	(54,680)	(149,451)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(180,558)	(180,558)
Purchase of treasury stock	—	—	—	—	—	—	(333)	(333)	—	(333)
Sale of treasury stock	—	—	—	—	—	—	52,750	52,750	—	52,750
Losses on sale of treasury stock	—	(281)	—	—	—	—	—	(281)	—	(281)
Others	—	256	—	—	—	—	—	256	—	256

Balance at September 30, 2013	¥2,337,896	¥862,280	¥2,880,203	¥(88,489)	¥1,379,645	¥22,028	¥(174,956)	¥7,218,607	¥1,962,083	¥9,180,690

Balance at April 1, 2014	¥2,337,896	¥862,518	¥3,112,571	¥(1,982)	¥1,397,450	¥151,358	¥(175,115)	¥7,684,696	¥1,730,494	¥9,415,190

Comprehensive income:
Net profit	—	—	390,728	—	—	—	—	390,728	56,138	446,866
Other comprehensive income	—	—	—	58,071	251,263	50,219	—	359,553	24,813	384,366

Total comprehensive income	—	—	390,728	58,071	251,263	50,219	—	750,281	80,951	831,232

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	—	(31,689)	(31,689)
Transaction with non-controlling interest shareholders	—	—	(1,263)	—	—	—	—	(1,263)	(540)	(1,803)
Dividends to shareholders	—	—	(88,873)	—	—	—	—	(88,873)	(41,934)	(130,807)
Purchase of treasury stock	—	—	—	—	—	—	(71)	(71)	—	(71)
Sale of treasury stock	—	—	—	—	—	—	6	6	—	6
Gains on sale of treasury stock	—	2	—	—	—	—	—	2	—	2
Others	—	230	—	—	—	—	—	230	—	230

Balance at September 30, 2014	¥2,337,896	¥862,750	¥3,413,163	¥56,089	¥1,648,713	¥201,577	¥(175,180)	¥8,345,008	¥1,737,282	¥10,082,290

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows (Unaudited)

	For the six months ended September 30,
	2014	2013
	(In millions)
Operating Activities:
Profit before tax	¥625,649	¥764,865
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(157,450)	(204,474)
Foreign exchange gains	(320,490)	(368,727)
Provision (credit) for loan losses	17,707	(6,347)
Depreciation and amortization	116,005	108,727
Share of post-tax profit of associates and joint ventures	(12,084)	(11,334)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	(269,208)	159,593
Net decrease of call loans and bills bought	25,523	418,018
Net increase of reverse repurchase agreements and cash collateral on securities borrowed	(1,931,962)	(347,998)
Net increase of loans and advances	(2,592,153)	(1,303,274)
Net change of trading assets and liabilities, and derivative financial instruments	(199,374)	501,009
Net increase of deposits	2,128,333	963,099
Net increase (decrease) of call money and bills sold	282,686	(818,044)
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	2,285,338	(1,367,095)
Net increase of other unsubordinated borrowings and debt securities in issue	2,238,795	1,148,110
Income taxes paid—net	(187,525)	(255,381)
Other operating activities—net	(338,146)	24,338

Net cash and cash equivalents provided by (used in) operating activities	1,711,644	(594,915)

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(16,855,691)	(10,238,799)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	14,826,704	20,291,782
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	3,052,598	3,714,353
Purchases of held-to-maturity investments	—	(1,775)
Proceeds from maturities of held-to-maturity investments	504,741	730,951
Acquisitions of the subsidiaries, net of cash and cash equivalents acquired	(58)	(153)
Investments in associates and joint ventures	—	(95,487)
Proceeds from sale of investments in associates and joint ventures	3,928	—
Purchases of property, plant and equipment and investment properties	(229,334)	(178,510)
Purchases of intangible assets	(67,607)	(55,395)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	28,866	45,970
Other investing activities—net	(65,176)	—

Net cash and cash equivalents provided by investing activities	1,198,971	14,212,937

Financing Activities:
Redemption of subordinated borrowings	(5,000)	(15,000)
Proceeds from issuance of subordinated bonds	307,851	2,285
Redemption of subordinated bonds	(185,643)	(209,804)
Redemption of preferred securities	—	(180,558)
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(88,840)	(94,734)
Dividends paid to non-controlling interest shareholders	(41,955)	(54,634)
Purchase of treasury stock and proceeds from sale of treasury stock—net	(63)	60,325
Transactions with non-controlling interest shareholders—net	(1,834)	(843)

Net cash and cash equivalents used in financing activities	(15,484)	(492,963)

Effect of exchange rate changes on cash and cash equivalents	307,964	303,774

Net increase of cash and cash equivalents	3,203,095	13,428,833
Cash and cash equivalents at beginning of period	32,198,245	10,721,586

Cash and cash equivalents at end of period	¥35,401,340	¥24,150,419

Net cash and cash equivalents provided by (used in) operating activities includes:
Interest and dividends received	¥934,793	¥927,497
Interest paid	157,493	153,718

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of SMFG and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of SMFG. SMFG has a primary listing on the Tokyo Stock Exchange (First Section), with further listings on the Nagoya Stock Exchange (First Section). SMFG’s American Depositary Shares are listed on the New York Stock Exchange.

SMFG and its subsidiaries (the “SMFG Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on January 26, 2015.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The interim consolidated financial statements of the SMFG Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

Significant Accounting Policies

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2014, except as described below.

IFRIC Interpretation 21 “Levies”

IFRIC Interpretation 21 “Levies,” an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” provides guidance on when an entity should recognize liabilities to pay levies imposed by governments, government agencies and similar bodies, other than income taxes, in its financial statements. On April 1, 2014, the SMFG Group adopted IFRIC 21 retrospectively and comparative information has been restated accordingly.

The following tables show the effect of the adoption of IFRIC 21 on the SMFG Group’s consolidated financial statements.

	At March 31, 2014
	As previously reported	Effect of adoption of IFRIC 21	As restated
	(In millions)
Consolidated statement of financial position:
Total assets	¥158,615,655	¥15,386	¥158,631,041
Total liabilities	149,197,488	18,363	149,215,851
Total equity	9,418,167	(2,977)	9,415,190

	For the six months ended September 30, 2013
	As previously reported	Effect of adoption of IFRIC 21	As restated
	(In millions, except per share data)
Consolidated income statement:
Profit before tax	¥764,771	¥94	¥764,865
Income tax expense	238,156	31	238,187

Net profit	¥526,615	¥63	¥526,678

Earnings per share:
Basic	¥336.23	¥0.02	¥336.25
Diluted	336.07	0.02	336.09

For the six months ended September 30, 2014, the SMFG Group also adopted a number of amended accounting standards that have become effective; however, they have not resulted in any material impact on the SMFG Group’s interim consolidated financial statements.

Recent Accounting Pronouncements

The SMFG Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Defined Benefit Plan: Employee Contributions (Amendments to IAS 19)

In November 2013, the IASB issued narrow-scope amendments to IAS 19 “Employee Benefits,” which applies to contributions from employees or third parties to defined benefit plans. The amendments permit an entity to recognize the amount of the contributions as a reduction in the service cost in the period in which the related service is rendered if the amounts of such contributions are independent of the number of years of service. The amendments are effective for annual periods beginning on or after July 1, 2014 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Annual Improvements to IFRSs 2010-2012 Cycle / Annual Improvements to IFRSs 2011-2013 Cycle

In December 2013, the IASB issued Annual Improvements to IFRSs 2010-2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle, which are collections of amendments to seven and four IFRSs, respectively. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRSs that will not be included as part of any other project. The amendments are generally effective for annual periods beginning on or after July 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

In May 2014, the IASB published amendments to IFRS 11 “Joint Arrangements,” which provides new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments require the acquirer in such acquisitions to apply all of the principles on business combinations accounting in IFRS 3 “Business Combinations” and other IFRSs except for those principles that conflict with the guidance in IFRS 11. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)

In May 2014, the IASB published amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” to clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)

In June 2014, the IASB published amendments to IAS 16 and IAS 41 “Agriculture” to change the financial reporting for bearer plants, such as grape vines, rubber trees and oil palms. The amendments require bearer plants to be accounted for in the same way as property, plant and equipment, and include them within the scope of IAS 16 instead of IAS 41. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Equity Method in Separate Financial Statements (Amendments to IAS 27)

In August 2014, the IASB published the narrow-scope amendments to IAS 27 “Separate Financial Statements” to allow an entity to use the equity method to account for investments in subsidiaries, joint ventures and associates in its separate financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Annual Improvements to IFRSs 2012-2014 Cycle

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which is a collection of amendments to four IFRSs. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRSs that will not be included as part of any other project. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Disclosure Initiative (Amendments to IAS 1)

In December 2014, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are designed to encourage entities to apply professional judgment in determining what information to disclose in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016.

Investment Entities: Applying the Consolidated Exception (Amendments to IFRS 10, IFRS 12 and IAS 28)

In December 2014, the IASB issued narrow-scope amendments to IFRS 10, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 28 to introduce minor clarifications to the requirements when accounting for investment entities. The amendments also provide relief in particular circumstances, which will reduce the costs of applying the standards. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 15 “Revenue from Contracts with Customers”

In May 2014, the IASB published IFRS 15 “Revenue from Contracts with Customers” to establish principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contract with customers. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements. The standard is effective for annual periods beginning on or after January 1, 2017. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 9 “Financial Instruments”

In July 2014, the IASB published IFRS 9 “Financial Instruments,” which is the comprehensive standard to replace IAS 39 “Financial Instruments: Recognition and Measurement.” The standard contains the following new requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting:

Classification and measurement. The standard requires all financial assets to be classified into three categories, namely, amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”), based on the business model within which they are held and their contractual cash flow characteristics. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets are measured at FVOCI if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and SPPI requirements are met. Any financial assets that do not meet the criteria of amortized cost or FVOCI should be classified as FVPL. The standard also requires financial assets that contain embedded derivatives to be classified in their entirety rather than being subject to bifurcation requirements. The standard maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss.

Impairment. The standard introduces the expected credit loss model, which is a new model for the recognition of impairment losses, to replace the incurred credit loss model in IAS 39. Under the expected credit loss model, an entity is required to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on more timely basis.

Hedge Accounting. The standard introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The hedge accounting requirements in IFRS 9 align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting.

The standard is effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. These critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2014.

4	SEGMENT ANALYSIS

Business Segments

The SMFG Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The SMFG Group has four main business segments: Commercial Banking, Leasing, Securities, and Consumer Finance, with the remaining operations recorded in Others.

The business segment information covers SMBC, which accounts for the major portion of the SMFG Group’s total assets and revenue, in Commercial Banking, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in Leasing, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in Securities, and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”) and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), formerly known as Promise Co., Ltd. (“Promise”), in Consumer Finance.

Commercial Banking

SMBC represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”) and SMBC Trust Bank Ltd. (“SMBC Trust Bank”), as well as foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”), and Manufacturers Bank. Since SMBC has a significant impact on the overall performance of the SMFG Group, its performance is reported to management in more detail by each business unit based on customer market.

Until March 31, 2014, SMBC conducted its primary banking business through five business units: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. On April 1, 2014, SMBC restructured its domestic business operations and reorganized its domestic business units, in order to further enhance its capability to meet the needs of the SMFG

Group’s clients and deliver higher value-added products and services. Under the new structure, the Consumer Banking Unit, the Middle Market Banking Unit and the Corporate Banking Unit were reorganized into two business units: the Wholesale Banking Unit and the Retail Banking Unit. Accordingly, SMBC operates its primary banking business through four business units. Comparative information has been restated. In addition to the four business units, SMBC also has several cross-sectional units and divisions including the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division. The revenues and expenses of these units and divisions are generally allocated to each business unit.

SMBC’s Wholesale Banking Unit

SMBC’s Wholesale Banking Unit provides a wide range of financial products and services targeting large Japanese corporations including listed companies and mid-sized companies, through its sales channels and certain of the SMFG Group companies. This business unit also offers business solutions for the increasingly complex and diverse management issues that large Japanese corporations face, and focuses on building a solution business and responding to various issues which mid-sized companies face. The financial products and services that this business unit provides include deposits, loans including syndications, commitment lines, structured finance and nonrecourse loans, settlement services, cash management, leasing, factoring, management information systems consulting, collection and investment banking services.

SMBC’s Retail Banking Unit

SMBC’s Retail Banking Unit provides a wide range of financial services to both small-sized companies and consumers residing in Japan. For small-sized companies, this business unit provides funding to meet their financial needs and other services to support their efforts to improve their management. For consumers, this business unit offers financial services including personal bank accounts, housing loans, investment trusts, pension-type insurance products and life insurance products. In addition, this business unit comprehensively addresses needs of business owners both as corporate managers and as individuals, such as business and asset succession, through one-stop-services.

SMBC’s International Banking Unit

SMBC’s International Banking Unit mainly supports companies, financial institutions, sovereign/ quasi-sovereign entities outside Japan, and multinational companies operating in Japan. This business unit has branches in the Americas, Europe and Middle East, and Asia and Oceania regions, forming a global network. This business unit provides a variety of tailored products and services including loans, deposits, clearing services, trade finance, project finance, loan syndication and global cash management services.

SMBC’s Treasury Unit

SMBC’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and SMBC’s own asset liability management requirements. To further expand SMBC’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through providing a variety of products from traditional money and foreign exchange transactions to derivative transactions.

SMBC’s Others

SMBC’s Others represents the difference between the aggregate of SMBC’s four business units and SMBC as a whole. SMBC’s Others includes the profit and loss amounts related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the four business units. Those amounts mainly consist of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management.

Leasing

Leasing mainly consists of SMFL and SMBC Leasing and Finance, Inc., a U.S. subsidiary. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services such as equipment leases, operating leases, leveraged leases and aircraft operating leases. The aircraft leasing business commenced in June 2012 as SMBC Aviation Capital is included in SMFL.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs, and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan.

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection and factoring) businesses. SMBC Consumer Finance, which became the SMFG Group’s subsidiary in December 2011 and its wholly owned subsidiary in April 2012, provides consumer loans that consist mainly of unsecured loans to individuals and engages in other business including a loan guarantee business. It changed its company name from Promise in July 2012.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Leasing, Securities, and Consumer Finance segments, and the SMFG Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited. It also includes internal transactions between the SMFG Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax, excluding nonrecurring factors) from gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMFG Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statement.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operation

For the six months ended September 30, 2014:

	Commercial Banking
	SMBC						Others(5)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥262.5	¥185.8	¥166.7	¥211.0	¥1.8	¥827.8	¥132.6	¥960.4
Net interest income	155.8	156.6	106.0	133.3	35.3	587.0	81.2	668.2
Net non-interest income	106.7	29.2	60.7	77.7	(33.5)	240.8	51.4	292.2
General and administrative expenses and others	(102.0)	(169.7)	(50.2)	(12.7)	(52.3)	(386.9)	(99.9)	(486.8)

Consolidated net business profit(1)(7)	¥160.5	¥16.1	¥116.5	¥198.3	¥(50.5)	¥440.9	¥32.7	¥473.6

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(2)	Total(6)	SMBC Nikko Securities(3)	SMBC Friend Securities	Total(6)	Sumitomo Mitsui Card	Cedyna(4)	SMBC Consumer Finance(2)	Total(6)
	(In billions)
Gross profit	¥65.5	¥70.5	¥153.3	¥25.6	¥177.2	¥95.4	¥82.7	¥105.7	¥285.1	¥(43.1)	¥1,450.1
Net interest income	11.0	13.7	0.8	0.7	2.2	6.7	13.5	73.5	88.6	(9.1)	763.6
Net non-interest income	54.5	56.8	152.5	24.9	175.0	88.7	69.2	32.2	196.5	(34.0)	686.5
General and administrative expenses and others	(26.4)	(27.7)	(114.9)	(20.1)	(141.5)	(72.1)	(61.0)	(47.3)	(188.9)	40.7	(804.2)

Consolidated net business profit(1)(7)	¥39.1	¥42.8	¥38.4	¥5.5	¥35.7	¥23.3	¥21.7	¥58.4	¥96.2	¥(2.4)	¥645.9

For the six months ended September 30, 2013

	Commercial Banking
	SMBC						Others(5)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥274.2	¥197.4	¥140.2	¥232.3	¥(22.3)	¥821.8	¥112.7	¥934.5
Net interest income	161.4	160.9	82.8	153.6	12.2	570.9	82.9	653.8
Net non-interest income	112.8	36.5	57.4	78.7	(34.5)	250.9	29.8	280.7
General and administrative expenses and others	(98.7)	(166.7)	(45.0)	(11.5)	(46.7)	(368.6)	(93.7)	(462.3)

Consolidated net business profit(1)(7)	¥175.5	¥30.7	¥95.2	¥220.8	¥(69.0)	¥453.2	¥19.0	¥472.2

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(2)	Total(6)	SMBC Nikko Securities(3)	SMBC Friend Securities	Total(6)	Sumitomo Mitsui Card	Cedyna(4)	SMBC Consumer Finance(2)	Total(6)
	(In billions)
Gross profit	¥66.8	¥71.2	¥184.6	¥33.3	¥218.3	¥92.8	¥84.2	¥87.1	¥265.5	¥20.5	¥1,510.0
Net interest income	15.8	18.7	(0.1)	0.3	1.3	7.1	14.7	60.8	77.6	28.9	780.3
Net non-interest income	51.0	52.5	184.7	33.0	217.0	85.7	69.5	26.3	187.9	(8.4)	729.7
General and administrative expenses and others	(25.4)	(24.2)	(119.6)	(22.3)	(148.7)	(67.6)	(60.8)	(34.0)	(171.1)	33.7	(772.6)

Consolidated net business profit(1)(7)	¥41.4	¥47.0	¥65.0	¥11.0	¥69.6	¥25.2	¥23.4	¥53.1	¥94.4	¥54.2	¥737.4

(1)	The calculation method of the consolidated net business profit has been changed since April 1, 2014 in order to improve the group management. Under the new method, the consolidated net business profit is calculated based on the consolidated income statement under Japanese GAAP. Consolidated net business profit = Gross profit (*) – General and administrative expenses + share of profit or loss of equity-method associates. Comparative information has been restated accordingly.

(*)Gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	The figures represent consolidated figures of respective companies.
(3)	The figures are the sum of SMBC Nikko Securities (non-consolidated basis) and its overseas securities subsidiaries.
(4)	The figures represent Cedyna’s consolidated figures excluding insignificant subsidiaries.
(5)	Others in Commercial Banking consists of SMFG’s banking subsidiaries except SMBC, such as KUBC, The Minato Bank, SMBC Europe, and SMBC (China).
(6)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(7)	The SMFG Group’s total credit cost (reversal) for the six months ended September 30, 2014 and 2013 were ¥(88.8) billion and ¥(39.6) billion, respectively, of which ¥(122.6) billion and ¥(68.8) billion were for Commercial Banking, ¥(5.6) billion and ¥(3.4) billion were for Leasing, and ¥38.7 billion and ¥31.8 billion were for Consumer Finance. Total credit costs include gains on recoveries of written-off claims. The SMFG Group’s total credit costs (reversal) are not included in the consolidated net business profit.

Reconciliation of Segmental Results of Operations to Consolidated Income Statement

The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	For the six months ended September 30,
	2014	2013
	(In billions)
Consolidated net business profit	¥645.9	¥737.4
Differences between management reporting and Japanese GAAP(1):
Total credit costs(2)	88.8	39.6
Gains on equity instruments	53.0	60.4
Others	(9.7)	(3.3)

Profit before tax under Japanese GAAP	778.0	834.1

Differences between IFRS and Japanese GAAP:
Scope of consolidation	(6.9)	(1.0)
Derivative financial instruments	(17.2)	(32.6)
Investment securities	(22.8)	(19.3)
Loans and advances	(109.7)	(29.1)
Investments in associates and joint ventures	7.3	4.7
Property, plant and equipment	(1.1)	(1.5)
Lease accounting	(1.2)	(1.8)
Defined benefit plans	1.0	9.4
Foreign currency translation	(11.1)	(5.6)
Others	9.3	7.6

Profit before tax under IFRS	¥625.6	¥764.9

(1)	Reconciling items for differences between management reporting and Japanese GAAP have been changed following the change in the calculation method of the consolidated net business profit. Comparative information has been restated accordingly.
(2)	A positive figure indicates net reversal of credit costs.

5	TRADING ASSETS

Trading assets at September 30, 2014 and March 31, 2014 consisted of the following:

	At September 30, 2014	At March 31, 2014
	(In millions)
Debt instruments	¥3,471,059	¥3,263,085
Equity instruments	654,300	294,460

Total trading assets	¥4,125,359	¥3,557,545

Trading debt instruments mainly consist of Japanese government bonds, Japanese municipal bonds and commercial paper. Trading equity instruments mainly consist of publicly traded Japanese stocks and investment funds.

6	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter (“OTC”) transactions. In the normal course of business, the SMFG Group enters into a variety of derivatives for trading and risk management purposes. The SMFG Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The SMFG Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management, but does not apply hedge accounting.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The SMFG Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate futures and interest rate swaptions. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at September 30, 2014 and March 31, 2014.

	At September 30, 2014
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥601,448,645	¥3,480,102	¥3,495,390	¥53,839,815	¥605,026	¥572,376
Futures	83,818,923	27,005	26,747	9,052,507	824	343
Listed Options	29,756,202	4,970	86	—	—	—
Forwards	16,417,863	3	94	—	—	—
Swaps	441,405,330	3,374,076	3,385,675	44,689,063	603,496	571,513
OTC Options	30,050,327	74,048	82,788	98,245	706	520
Currency derivatives	92,073,086	1,370,178	1,265,085	5,748,853	74,112	402,395
Futures	105,949	—	14	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	62,712,033	970,245	1,033,933	413,882	112	270
Swaps	23,860,915	283,868	64,017	5,334,971	74,000	402,125
OTC Options	5,394,189	116,065	167,121	—	—	—
Equity derivatives	1,878,779	38,094	48,668	94,161	493	11,485
Futures	1,074,795	5,090	16,081	—	—	—
Listed Options	319,721	7,465	9,098	—	—	—
Forwards	16,055	400	—	—	—	—
Swaps	31,526	119	1,417	94,161	493	11,485
OTC Options	436,682	25,020	22,072	—	—	—
Commodity derivatives	350,630	22,888	18,633	—	—	—
Futures	142,483	3,403	3,509	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	197,629	19,100	14,459	—	—	—
OTC Options	10,518	385	665	—	—	—
Credit derivatives	1,321,818	11,611	4,150	—	—	—

Total derivative financial instruments	¥697,072,958	¥4,922,873	¥4,831,926	¥59,682,829	¥679,631	¥986,256

	At March 31, 2014
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥556,364,929	¥3,321,845	¥3,351,307	¥46,375,105	¥523,564	¥510,239
Futures	60,037,460	20,280	21,092	823,040	38	13
Listed Options	27,637,310	4,257	86	—	—	—
Forwards	9,867,210	4	45	—	—	—
Swaps	429,433,691	3,224,168	3,246,043	45,493,987	522,927	509,779
OTC Options	29,389,258	73,136	84,041	58,078	599	447
Currency derivatives	78,485,136	922,695	869,140	5,371,395	54,923	188,911
Futures	70,453	32	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	50,921,507	479,577	535,702	333,924	1,119	—
Swaps	21,998,144	318,491	166,867	5,037,471	53,804	188,911
OTC Options	5,495,032	124,595	166,571	—	—	—
Equity derivatives	1,315,207	31,536	35,521	115,245	4,174	708
Futures	693,031	1,987	3,886	—	—	—
Listed Options	149,355	3,108	4,733	—	—	—
Forwards	14,996	—	262	—	—	—
Swaps	10,304	—	983	115,245	4,174	708
OTC Options	447,521	26,441	25,657	—	—	—
Commodity derivatives	203,071	26,816	17,810	—	—	—
Futures	13,766	122	121	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	178,251	26,300	17,146	—	—	—
OTC Options	11,054	394	543	—	—	—
Credit derivatives	1,834,065	5,829	7,355	—	—	—

Total derivative financial instruments	¥638,202,408	¥4,308,721	¥4,281,133	¥51,861,745	¥582,661	¥699,858

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide information regarding the notional amounts and the fair value of credit derivatives by purpose at September 30, 2014 and March 31, 2014.

	At September 30, 2014
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥374,606	¥73	¥2,644	¥468,992	¥7,091	¥166
Facilitating client transactions	135,152	312	843	343,068	4,135	497

Total	¥509,758	¥385	¥3,487	¥812,060	¥11,226	¥663

	At March 31, 2014
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥322,423	¥82	¥2,258	¥426,751	¥1,200	¥2,500
Facilitating client transactions	487,096	738	1,326	597,795	3,809	1,271

Total	¥809,519	¥820	¥3,584	¥1,024,546	¥5,009	¥3,771

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at September 30, 2014 and March 31, 2014.

	At September 30, 2014		At March 31, 2014
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥456,481	¥812,060	¥616,350	¥1,024,546
Insurance and other financial guaranty firms	53,277	—	193,169	—

Total	¥509,758	¥812,060	¥809,519	¥1,024,546

7	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at September 30, 2014 and March 31, 2014 consisted of the following:

	At September 30, 2014	At March 31, 2014
	(In millions)
Debt instruments	¥1,665,169	¥1,697,872
Equity instruments	145,638	142,383

Total financial assets at fair value through profit or loss	¥1,810,807	¥1,840,255

The SMFG Group classifies the entire hybrid instrument as financial assets at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period.

The SMFG Group also classifies certain financial assets held by a venture capital investment subsidiary as financial assets at fair value through profit or loss. These financial assets are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

8	INVESTMENT SECURITIES

Investment securities at September 30, 2014 and March 31, 2014 consisted of the following:

	At September 30, 2014	At March 31, 2014
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥3,849,307	¥4,330,877
Japanese municipal bonds	82,646	102,580
Japanese corporate bonds	65,357	94,797

Total domestic	3,997,310	4,528,254

Total held-to-maturity investments	¥3,997,310	¥4,528,254

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥6,982,824	¥8,261,809
Japanese municipal bonds	79,611	125,804
Japanese corporate bonds	236,777	515,280

Total domestic debt instruments	7,299,212	8,902,893
Equity instruments	4,995,120	4,470,247

Total domestic	12,294,332	13,373,140

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,959,713	1,871,757
Other governments and official institutions bonds	1,753,605	1,216,197
Mortgage-backed securities	243,803	241,649
Other debt instruments	244,684	241,800

Total foreign debt instruments	4,201,805	3,571,403
Equity instruments	642,455	580,201

Total foreign	4,844,260	4,151,604

Total available-for-sale financial assets	¥17,138,592	¥17,524,744

Total investment securities	¥21,135,902	¥22,052,998

9	LOANS AND ADVANCES

The following are the principal components of loans and advances at September 30, 2014 and March 31, 2014 by industry classification.

	At September 30, 2014	At March 31, 2014
	(In millions)
Domestic:
Manufacturing	¥8,031,696	¥8,018,568
Agriculture, forestry, fisheries and mining	149,391	177,012
Construction	1,123,532	1,152,388
Transportation, communications and public enterprises	5,098,409	5,086,361
Wholesale and retail	5,612,980	5,505,570
Finance and insurance	2,729,257	2,537,347
Real estate and goods rental and leasing	8,448,627	8,117,000
Services	4,852,023	4,855,536
Municipalities	1,040,620	1,279,010
Lease financing	2,138,815	2,133,760
Consumer(1)	18,870,796	19,086,241
Others	3,200,390	3,159,438

Total domestic	61,296,536	61,108,231

Foreign:
Public sector	172,015	163,685
Financial institutions	3,761,944	3,450,482
Commerce and industry	18,254,338	16,435,047
Lease financing	252,263	267,394
Others	1,223,957	947,826

Total foreign	23,664,517	21,264,434

Gross loans and advances	84,961,053	82,372,665
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(188,790)	(177,018)
Less: Allowance for loan losses	(867,362)	(950,665)

Net loans and advances	¥83,904,901	¥81,244,982

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,213,489 million and ¥14,420,225 million at September 30, 2014 and March 31, 2014, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the six months ended September 30,
	2014	2013
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥950,665	¥1,262,478
Provision (credit) for loan losses	17,707	(6,347)
Charge-offs:
Domestic	103,884	99,410
Foreign	4,259	10,103

Total	108,143	109,513

Recoveries:
Domestic	4,954	4,931
Foreign	191	205

Total	5,145	5,136

Net charge-offs	102,998	104,377
Others(1)	1,988	4,137

Allowance for loan losses at end of period	¥867,362	¥1,155,891

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥73,030	¥74,868

Balance at end of period	¥71,350	¥74,050

Provision for loan losses	¥401	¥4,971

Ratio of net charge-offs to average loans outstanding during the period	0.12%	0.13%

(1)	Others mainly include foreign exchange translations for the six months ended September 30, 2014 and 2013.

10	DEPOSITS

Deposits at September 30, 2014 and March 31, 2014 consisted of the following:

	At September 30, 2014	At March 31, 2014
	(In millions)
Non-interest-bearing demand deposits	¥14,767,770	¥15,073,311
Interest-bearing demand deposits	39,256,023	39,782,147
Deposits at notice	8,203,095	7,370,775
Time deposits	27,894,838	27,337,325
Negotiable certificates of deposit	14,634,432	13,713,540
Others(1)	5,451,169	5,093,396

Total deposits	¥110,207,327	¥108,370,494

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

11	TRADING LIABILITIES

Trading liabilities at September 30, 2014 and March 31, 2014 consisted of the following:

	At September 30, 2014	At March 31, 2014
	(In millions)
Debt instruments “short position”	¥2,104,572	¥1,859,146
Equity instruments “short position”	7,026	6,097

Total trading liabilities	¥2,111,598	¥1,865,243

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

12	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at September 30, 2014 and March 31, 2014 consisted of the following:

	At September 30, 2014	At March 31, 2014
	(In millions)
SMBC:
Short-term borrowings	¥4,697,023	¥1,888,339
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	142,805	1,314,107
Floating rate borrowing	825,563	814,317
Subordinated
Fixed rate borrowing	261,000	266,000

Total SMBC	5,926,391	4,282,763

Other subsidiaries:
Short-term borrowings	1,052,555	1,204,553
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	700,838	625,831
Floating rate borrowing	1,115,857	1,131,423
Subordinated
Fixed rate borrowing	5,200	5,200
Floating rate borrowing	11,250	11,250

Total other subsidiaries	2,885,700	2,978,257

Liabilities associated with securitization transactions:
Fixed rate borrowing	1,015,055	1,013,846
Floating rate borrowing	91,145	94,874

Total liabilities associated with securitization transactions	1,106,200	1,108,720

Lease obligations	98,907	93,623

Total borrowings	¥10,017,198	¥8,463,363

13	DEBT SECURITIES IN ISSUE

Debt securities in issue at September 30, 2014 and March 31, 2014 consisted of the following:

	At September 30, 2014	At March 31, 2014
	(In millions)
SMFG:
Subordinated bonds	¥318,907	¥—

Total SMFG	318,907	—

SMBC:
Commercial paper	2,053,605	1,831,866
Bonds	3,176,737	2,914,311
Subordinated bonds	1,387,573	1,563,310

Total SMBC	6,617,915	6,309,487

Other subsidiaries:
Commercial paper	1,926,330	1,838,046
Bonds	611,672	485,361
Subordinated bonds	135,996	136,200

Total other subsidiaries	2,673,998	2,459,607

Total debt securities in issue	¥9,610,820	¥8,769,094

14	PROVISIONS

The following tables present movements by class of provisions for the six months ended September 30, 2014 and 2013.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2014	¥189,993	¥35,480	¥225,473
Additional provisions	1	2,379	2,380
Amounts used	(44,293)	(5,854)	(50,147)
Unused amounts reversed	—	(14)	(14)
Amortization of discount and effect of change in discount rate	74	110	184
Others	—	(62)	(62)

Balance at September 30, 2014	¥145,775	¥32,039	¥177,814

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2013	¥245,129	¥34,002	¥279,131
Additional provisions	—	1,143	1,143
Amounts used	(57,328)	(5,689)	(63,017)
Unused amounts reversed	(25)	(903)	(928)
Amortization of discount and effect of change in discount rate	(5)	106	101
Others	—	44	44

Balance at September 30, 2013	¥187,771	¥28,703	¥216,474

Provision for Interest Repayment

Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of 15-20% but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.

In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of 15-20%, and gray zone interest was abolished.

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.

For the six months ended September 30, 2014, the provision for interest repayment decreased primarily due to the use of the provision.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2014 and 2013.

15	SHAREHOLDERS’ EQUITY

Common Stock

The number of issued shares of common stock and common stock held by SMFG or its subsidiaries at September 30, 2014 and March 31, 2014 was as follows:

	At September 30, 2014	At March 31, 2014
Shares outstanding	1,414,055,625	1,414,055,625
Shares in treasury	46,796,611	46,781,669

The total number of authorized shares of common stock was 3,000 million at September 30, 2014 and March 31, 2014 with no stated value.

Preferred Stock

The following table shows the number of shares of preferred stock at September 30, 2014 and March 31, 2014.

	At September 30, 2014		At March 31, 2014
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

16	NON-CONTROLLING INTERESTS

Non-controlling interests at September 30, 2014 and March 31, 2014 consisted of the following:

	At September 30, 2014	At March 31, 2014
	(In millions)
Preferred securities issued by subsidiaries	¥1,227,318	¥1,212,074
Others	509,964	518,420

Total non-controlling interests	¥1,737,282	¥1,730,494

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At September 30, 2014	At March 31, 2014
		(In millions)
SMFG Preferred Capital USD 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	¥71,048	¥66,784
SMFG Preferred Capital GBP 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	13,077	12,598
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	January 2018	135,000	135,000
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	147,758	138,887
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	44,435	42,805
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series C (non-cumulative perpetual preferred securities)	January 2016	140,000	140,000
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
Series F (non-cumulative perpetual preferred securities)	January 2016	2,000	2,000
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500
Series C (non-cumulative perpetual preferred securities)	January 2015	79,500	79,500
Series D (non-cumulative perpetual preferred securities)	January 2015	45,000	45,000

Preferred securities issued by subsidiaries		¥1,227,318	¥1,212,074

(1)	Subject to the prior approval of the Financial Services Agency, preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.

17	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the six months ended September 30, 2014 and 2013 consisted of the following:

	For the six months ended September 30,
	2014	2013
	(In millions)
Loans and advances(1)	¥17,707	¥(6,347)
Available-for-sale financial assets	3,226	5,153

Total impairment charges (reversals) on financial assets	¥20,933	¥(1,194)

(1)	Cross-reference to provision (credit) for loan losses in the table of reconciliation of allowance for loan losses in Note 9 “Loans and Advances.”

18	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2014 and 2013.

	For the six months ended September 30,
	2014	2013
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥390,728	¥459,009
Weighted average number of common stock in issue (in thousands of shares)	1,367,267	1,365,088

Basic earnings per share	¥285.77	¥336.25

Diluted:
Profit attributable to the common shareholders of SMFG	¥390,728	¥459,009
Impact of dilutive potential ordinary shares issued by subsidiaries	(1)	—

Net profit used to determine diluted earnings per share	¥390,727	¥459,009

Weighted average number of common stock in issue (in thousands of shares)	1,367,267	1,365,088
Adjustments for stock options (in thousands of shares)	767	651

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,368,034	1,365,739

Diluted earnings per share	¥285.61	¥336.09

19	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the six months ended September 30, 2014 and 2013 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)
Dividends on common stock for the six months ended September 30,
2014	¥65	¥88,873
2013	70	94,771

On November 13, 2014, the board of directors approved a dividend of ¥60 per share of common stock totaling ¥84,605 million in respect of the six months ended September 30, 2014. The amount included ¥2,569 million of dividends distributed to SMFG’s subsidiary. The consolidated financial statements for the six months ended September 30, 2014 do not include this dividend payable.

20	CONTINGENCY AND CAPITAL COMMITMENTS

Legal	Proceedings

The SMFG Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMFG Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMFG Group. The SMFG Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The SMFG Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments

At September 30, 2014 and March 31, 2014, the SMFG Group had ¥787,030 million and ¥204,293 million, respectively, of contractual commitments to acquire property, plant and equipment including aircraft for leasing business. In addition, the SMFG Group had ¥690 million and ¥1,867 million of contractual commitments to acquire intangible assets, such as software at September 30, 2014 and March 31, 2014, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMFG Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the SMFG Group needs to secure claims, or some other significant event occurs.

Financial Guarantees and Other Credit-related Contingent Liabilities

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2014 and March 31, 2014.

	At September 30, 2014	At March 31, 2014
	(In millions)
Loan commitments	¥51,973,603	¥49,285,032
Financial guarantees and other credit-related contingent liabilities	6,893,915	6,396,144

Total	¥58,867,518	¥55,681,176

21	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values stated below represent the best estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the SMFG Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

Financial Assets and Liabilities Carried at Fair Value

Valuation Process

The SMFG Group undertakes a valuation process based on its valuation control framework, which governs internal control standards, methodologies and procedures to ensure that the fair values are determined or validated independently of the front office.

The SMFG Group uses valuation techniques commonly used by market participants to price the financial instruments and that have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the discounted cash flow (“DCF”) method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as liquidity risk and credit risk adjustments are also taken into account to derive fair values.

Where valuation techniques are used to determine fair values, they are validated and reviewed. In principal subsidiaries, their risk management departments, which are independent from the business units, review significant valuation methodologies at least once a year, and recalibrate model parameters and inputs by comparing fair values derived from the valuation techniques to the external market data such as broker quotes. Where the data obtained from third party sources such as brokers and pricing service providers are utilized in determining fair values, those departments also examine those data, taking into account the consistency among the different sources, the aging of the data and other factors. In addition, accounting departments in those principal subsidiaries are responsible for ensuring that the accounting policies and procedures to determine fair values are in compliance with relevant accounting standards.

Fair Value Hierarchy

Financial assets and liabilities measured at fair value are classified into one of three levels within a fair value hierarchy based on the inputs used in the fair value measurement. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2014 and March 31, 2014.

	At September 30, 2014
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,603,454	¥867,605	¥—	¥3,471,059
Equity instruments	561,344	1,108	91,848	654,300

Total trading assets	3,164,798	868,713	91,848	4,125,359

Derivative financial instruments:
Interest rate derivatives	32,799	4,052,329	—	4,085,128
Currency derivatives	—	1,444,290	—	1,444,290
Equity derivatives	12,555	25,891	141	38,587
Commodity derivatives	3,403	19,485	—	22,888
Credit derivatives	—	5,700	5,911	11,611

Total derivative financial instruments	48,757	5,547,695	6,052	5,602,504

Financial assets at fair value through profit or loss:
Debt instruments	—	1,630,603	34,566	1,665,169
Equity instruments	1,635	8,815	135,188	145,638

Total financial assets at fair value through profit or loss	1,635	1,639,418	169,754	1,810,807

Available-for-sale financial assets:
Japanese government bonds	6,982,824	—	—	6,982,824
U.S. Treasury and other U.S. government agency bonds	1,959,713	—	—	1,959,713
Other debt instruments	917,059	1,632,101	9,320	2,558,480
Equity instruments	3,819,189	1,057,459	760,927	5,637,575

Total available-for-sale financial assets	13,678,785	2,689,560	770,247	17,138,592

Others(1)	—	4,831	—	4,831

Total	¥16,893,975	¥10,750,217	¥1,037,901	¥28,682,093

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,039,912	¥64,660	¥—	¥2,104,572
Equity instruments	7,026	—	—	7,026

Total trading liabilities	2,046,938	64,660	—	2,111,598

Derivative financial instruments:
Interest rate derivatives	27,176	4,040,590	—	4,067,766
Currency derivatives	14	1,667,466	—	1,667,480
Equity derivatives	25,179	34,974	—	60,153
Commodity derivatives	3,509	15,124	—	18,633
Credit derivatives	—	4,150	—	4,150

Total derivative financial instruments	55,878	5,762,304	—	5,818,182

Others(1)	—	41,159	1,011	42,170

Total	¥2,102,816	¥5,868,123	¥1,011	¥7,971,950

	At March 31, 2014
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,549,647	¥713,438	¥—	¥3,263,085
Equity instruments	207,782	205	86,473	294,460

Total trading assets	2,757,429	713,643	86,473	3,557,545

Derivative financial instruments:
Interest rate derivatives	24,575	3,820,205	629	3,845,409
Currency derivatives	32	977,586	—	977,618
Equity derivatives	5,095	30,497	118	35,710
Commodity derivatives	122	26,694	—	26,816
Credit derivatives	—	5,829	—	5,829

Total derivative financial instruments	29,824	4,860,811	747	4,891,382

Financial assets at fair value through profit or loss:
Debt instruments	—	1,648,261	49,611	1,697,872
Equity instruments	2,029	283	140,071	142,383

Total financial assets at fair value through profit or loss	2,029	1,648,544	189,682	1,840,255

Available-for-sale financial assets:
Japanese government bonds	8,261,809	—	—	8,261,809
U.S. Treasury and other U.S. government agency bonds	1,871,757	—	—	1,871,757
Other debt instruments	634,925	1,696,360	9,445	2,340,730
Equity instruments	3,500,457	831,367	718,624	5,050,448

Total available-for-sale financial assets	14,268,948	2,527,727	728,069	17,524,744

Others(1)	—	5,653	—	5,653

Total	¥17,058,230	¥9,756,378	¥1,004,971	¥27,819,579

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,826,969	¥32,177	¥—	¥1,859,146
Equity instruments	6,097	—	—	6,097

Total trading liabilities	1,833,066	32,177	—	1,865,243

Derivative financial instruments:
Interest rate derivatives	21,191	3,840,355	—	3,861,546
Currency derivatives	—	1,058,051	—	1,058,051
Equity derivatives	8,619	27,610	—	36,229
Commodity derivatives	121	17,689	—	17,810
Credit derivatives	—	4,949	2,406	7,355

Total derivative financial instruments	29,931	4,948,654	2,406	4,980,991

Others(1)	—	28,210	—	28,210

Total	¥1,862,997	¥5,009,041	¥2,406	¥6,874,444

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” below.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2014 and for the fiscal year ended March 31, 2014.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2014 and 2013.

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2014
	At April 1, 2014	Included in profit or loss	Included in other comprehen- sive income	Purchases	Sales	Settlements	Transfers into Level 3(1)	Transfers out of Level 3(1)	At September 30, 2014
	(In millions)
Trading assets:
Equity instruments	¥86,473	¥1,354	¥5,514	¥866	¥(2,359)	¥—	¥—	¥—	¥91,848	¥910

Total trading assets	86,473	1,354	5,514	866	(2,359)	—	—	—	91,848	910

Derivative financial instruments—net:
Interest rate derivatives—net	629	—	—	—	—	(629)	—	—	—	—
Equity derivatives—net	118	15	—	25	—	—	—	(17)	141	36
Credit derivatives—net	(2,406)	12,418	281	—	—	(4,382)	—	—	5,911	12,418

Total derivative financial instruments—net	(1,659)	12,433	281	25	—	(5,011)	—	(17)	6,052	12,454

Financial assets at fair value through profit or loss:
Debt instruments	49,611	3,867	—	—	—	(18,912)	—	—	34,566	3,867
Equity instruments	140,071	(17)	—	1,096	(186)	(1,010)	3	(4,769)	135,188	(42)

Total financial assets at fair value through profit or loss	189,682	3,850	—	1,096	(186)	(19,922)	3	(4,769)	169,754	3,825

Available-for-sale financial assets:
Debt instruments	9,445	(375)	315	—	—	(65)	—	—	9,320	(375)
Equity instruments	718,624	7,890	29,972	59,386	(9,787)	(27,327)	9	(17,840)	760,927	(1,366)

Total available-for-sale financial assets	728,069	7,515	30,287	59,386	(9,787)	(27,392)	9	(17,840)	770,247	(1,741)

Others(2)—liabilities:	—	(1,011)	—	—	—	—	—	—	(1,011)	(1,011)

Total	¥1,002,565	¥24,141	¥36,082	¥61,373	¥(12,332)	¥(52,325)	¥12	¥(22,626)	¥1,036,890	¥14,437

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2013
	At April 1, 2013	Included in profit or loss	Included in other comprehen- sive income	Purchases	Sales	Settlements	Transfers into Level 3(1)	Transfers out of Level 3(1)	At September 30, 2013
	(In millions)
Trading assets:
Equity instruments	¥61,263	¥2,529	¥2,365	¥1,511	¥(1,223)	¥—	¥—	¥—	¥66,445	¥2,529

Total trading assets	61,263	2,529	2,365	1,511	(1,223)	—	—	—	66,445	2,529

Derivative financial instruments—net:
Equity derivatives—net	389	(225)	—	171	—	(6)	—	—	329	(102)
Credit derivatives—net	(14,646)	8,865	(666)	—	—	(3,564)	—	—	(10,011)	8,865

Total derivative financial instruments—net	(14,257)	8,640	(666)	171	—	(3,570)	—	—	(9,682)	8,763

Financial assets at fair value through profit or loss:
Debt instruments	37,949	16,291	—	—	(1,170)	(1,050)	—	—	52,020	17,046
Equity instruments	128,911	2,773	—	22,731	(10,326)	(427)	55	(518)	143,199	2,575

Total financial assets at fair value through profit or loss	166,860	19,064	—	22,731	(11,496)	(1,477)	55	(518)	195,219	19,621

Available-for-sale financial assets:
Debt instruments	14,908	247	(1,110)	—	(5,679)	(79)	—	—	8,287	(454)
Equity instruments	698,932	(1,828)	30,960	25,886	(1,581)	(26,793)	163	(1,367)	724,372	(2,591)

Total available-for-sale financial assets	713,840	(1,581)	29,850	25,886	(7,260)	(26,872)	163	(1,367)	732,659	(3,045)

Total	¥927,706	¥28,652	¥31,549	¥50,299	¥(19,979)	¥(31,919)	¥218	¥(1,885)	¥984,641	¥27,868

(1)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the six months ended September 30, 2014, transfers out of Level 3 amounted to ¥22,626 million, primarily due to an increase in observability of certain private equity investments.
(2)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2014 and 2013 by line item of the consolidated income statement.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2014	2013	2014	2013
	(In millions)
Net interest income	¥34	¥—	¥—	¥—
Net trading income	12,367	11,169	11,978	11,292
Net income from financial assets at fair value through profit or loss	3,850	19,064	3,825	19,621
Net investment income (loss)	9,256	1,092	—	(372)
Impairment charges on financial assets	(1,366)	(2,673)	(1,366)	(2,673)

Total	¥24,141	¥28,652	¥14,437	¥27,868

Valuation Techniques

Financial instruments which are classified as trading assets and liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value in the consolidated statement of financial position. These instruments are measured at fair value using a quoted market price, if they are traded in an active market, or, for others, using the fair value measurement techniques as discussed below.

Trading assets and trading liabilities

Debt and equity instruments traded in an active market are measured at fair value using a quoted market price in such a market and they are categorized within Level 1. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another instrument that is substantially the same, based on inputs such as prices obtained from brokers, observable interest rates and spreads. These financial instruments are categorized within Level 2.

Certain investment funds classified as held for trading are measured at fair value determined based on net asset value, which includes significant unobservable inputs. These funds are categorized within Level 3.

Commercial paper is measured at fair value using the DCF method, where primary inputs are observable interest rates and credit spreads, inferred from the prevailing market rates. Therefore, commercial paper is categorized within Level 2.

Derivative financial instruments (including embedded derivatives)

Listed derivatives (including interest rates, bonds, currencies, stocks and commodities) are measured at fair value using the settlement price announced by the major exchange on which transactions are traded because the settlement price in the exchange reflects the most current transaction price, and is readily and regularly available from the exchange. Listed derivatives are categorized within Level 1.

OTC derivatives (non-exchange-traded derivatives), including embedded derivatives that are separately accounted for from the host contracts, are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some transactions, such as yield curve spread options and equity options, use inputs which are not directly observable in the market, including historical correlation coefficients and historical volatilities. However, as the impact of these unobservable inputs is insignificant to the fair value for most of the transactions, the SMFG Group categorizes the majority of those transactions within Level 2.

The credit loss protection scheme which the SMFG Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value of this derivative is determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The SMFG Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is categorized within Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not observable in the market.

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The SMFG Group calculates the credit risk adjustments by applying the probability of default that reflects the counterparty’s or its own credit risk to the OTC derivative exposures and multiplying the result by the loss expected in the event of default. For the probability of default, the SMFG Group uses observable market data, where possible. The OTC derivative exposures used are determined taking into consideration the effect of master netting agreements and collateral. As the SMFG Group manages the OTC derivatives on the basis of its net credit risk exposure, the credit risk adjustments of those OTC derivatives are measured on a portfolio basis in accordance with the exception set forth in IFRS 13 “Fair Value Measurement.”

Financial assets at fair value through profit or loss

The majority of instruments in this category are debt instruments measured at fair value, using a valuation technique based on the observable prices in the market and they are categorized within Level 2.

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks which are measured at fair value using various valuation models, such as the Monte Carlo Simulation, if they are indexed to the market prices in a stock exchange. These valuation models use the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being categorized within Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using valuation techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these instruments based on the income approach, market approach using market multiples or others, which are not usually observable in the market. These instruments are categorized within Level 3.

Available-for-sale financial assets

(a)	Debt instruments

Debt instruments are measured at fair value using a quoted market price and categorized within Level 1 if they are traded in an active market. Debt instruments are categorized within Level 2 if they are measured at fair value using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another bond that is substantially the same based on inputs such as prices obtained from brokers, observable interest rates and spreads. Some debt instruments are measured at fair value using the DCF method in which significant unobservable inputs are used, and categorized within Level 3.

(b)	Equity instruments

Listed stocks are measured at fair value based on the market price at a stock exchange and categorized within Level 1.

Unlisted common and preferred stocks in this category are measured at fair value using valuation techniques, similar to those described in “Financial assets at fair value through profit or loss” above.

Publicly offered investment trusts and funds are measured at fair value using a unit price or the market price on which such instruments are listed, and they are categorized within Level 1. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are categorized within Level 2. Other investment funds, such as private equity and real estate investment funds, are generally measured at fair value based on net asset value, which includes significant unobservable inputs. These funds are categorized within Level 3.

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at September 30, 2014 and March 31, 2014.

	At September 30, 2014
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Trading assets:
Equity instruments	¥91,848	Net asset value(2)	—	—
Derivative financial instruments:
Equity derivatives	141	Option model	Equity volatility	17% – 57%
Credit derivatives	5,911	CDO pricing model	Additional withdrawal ratio	50%
Financial assets at fair value through profit or loss:
Debt instruments	34,566	Monte Carlo Simulation	Equity volatility	25%
		Market multiples	Price/Embedded value multiple	0.5x
			Liquidity discount	10%
Equity instruments	135,188	Market multiples	Price/Earnings multiple	6.2x – 27.0x
			EV/EBITDA multiple	7.4x – 8.9x
			Liquidity discount	0% – 20%
		See note (3) below	—	—
Available-for-sale financial assets:
Debt instruments	9,320	DCF method	Discount margin	0% – 3%
Equity instruments	760,927	Market multiples	Price/Book value multiple	0.7x – 1.8x
			Price/Earnings multiple	9.5x – 25.2x
			EV/EBITDA multiple	5.2x – 17.6x
			Price/Embedded value multiple	0.5x
			Liquidity discount	10% – 20%
		Monte Carlo Simulation	Equity volatility	34% – 56%
		Net asset value(2)	—	—
		See note (3) below	—	—
Financial liabilities:
Others(4)	¥1,011	Option model	Interest rate to interest rate correlation	25% – 100%

	At March 31, 2014
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Trading assets:
Equity instruments	¥86,473	Net asset value(2)	—	—
Derivative financial instruments:
Interest rate derivatives	629	Option model	Interest rate to interest rate correlation	27% – 100%
Equity derivatives	118	Option model	Equity volatility	20% – 54%
Financial assets at fair value through profit or loss:
Debt instruments	49,611	Monte Carlo Simulation	Equity volatility	25% – 68%
		Market multiples	Price/Embedded value multiple	0.5x
			Liquidity discount	10%
Equity instruments	140,071	Market multiples	Price/Earnings multiple	10.4x – 17.7x
			EV/EBITDA multiple	7.4x
			Liquidity discount	20%
		See note (3) below	—	—
Available-for-sale financial assets:
Debt instruments	9,445	DCF method	Discount margin	0% – 3%
Equity instruments	718,624	Market multiples	Price/Book value multiple	0.7x – 1.9x
			Price/Earnings multiple	11.5x – 75.8x
			EV/EBITDA multiple	5.5x – 20.2x
			Price/Embedded value multiple	0.5x
			Liquidity discount	10% – 20%
		Monte Carlo Simulation	Equity volatility	58% – 60%
		Net asset value(2)	—	—
		See note (3) below	—	—
Financial liabilities:
Derivative financial instruments:
Credit derivatives	¥2,406	CDO pricing model	Additional withdrawal ratio	75%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The SMFG Group has determined that the net asset value represents fair values of certain investment funds.
(3)	Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in the table as it is not practical to do so given the nature of such valuation techniques.
(4)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

Volatility

Volatility represents a measure of how much a particular instrument, parameter or index will change in value over time. In the valuation of preferred stocks and equity derivative instruments containing optionality, historical volatility of the related listed stocks is used as a key input because current implied volatility is generally not observable in the market. In general, a significant increase in the volatility in isolation would result in a significantly higher fair value measurement.

Additional withdrawal ratio

Additional withdrawal ratio represents the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio (mainly revolving credit facilities for commercial paper backup) concerning the credit loss protection scheme offered to GS. The expected additional withdrawal ratio is estimated based on historical data of actual funded amounts at default for similar portfolios. In general, a significant increase in the additional withdrawal ratio in isolation would result in a significantly lower fair value measurement.

Price/Earnings, price/book value and price/embedded value multiples

Price/Earnings (“P/E”) multiple represents the ratio of the equity value to the net income, while price/book value (“P/B”) multiple represents the ratio of the equity value to the book value. Embedded value, which takes into account the future cash flows in addition to the net asset value, is applied instead of the book value for a certain unlisted company. These multiples are estimated based on comparable listed companies. In general, a significant increase in the P/E multiple, P/B multiple or price/embedded value multiple in isolation would result in a significantly higher fair value measurement.

EV/EBITDA multiple

EV/EBITDA multiple represents the ratio of the enterprise value (“EV”) to earnings before interest, taxes, depreciation and amortization (“EBITDA”), where the EV is the aggregate value of equity and debt minus cash and cash equivalents. The multiple is estimated based on comparable listed companies. In general, a significant increase in the EV/EBITDA multiple in isolation would result in a significantly higher fair value measurement.

Liquidity discount

A liquidity discount is primarily applied in the valuation techniques for unlisted stocks to reflect the fact that these stocks are not actively traded. In general, a significant increase in the liquidity discount in isolation would result in a significantly lower fair value measurement.

Discount margin

Discount margin represents a spread used in estimating future cash flows in a DCF method to reflect the uncertainty of the cash flows that market participants would consider. In general, a significant increase in the discount margin in isolation would result in a significantly lower fair value measurement.

Correlation

Correlation represents a measure of the relationship between the movements of two variables, which is expressed as a number between plus and minus one. A positive correlation indicates that two variables move in the same direction while a negative correlation indicates that they move in opposite directions. Interest rate correlation used in the valuation techniques of complex interest rate derivatives, which refers to the correlation between two interest rates of different tenors, is estimated based on historical data. In general, a significant increase in the correlation in isolation would result in either a significantly higher or lower fair value measurement, depending on the terms of the instruments.

Sensitivity Analysis

The fair value of certain financial assets and liabilities are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value.

	At September 30, 2014
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Trading assets:
Equity instruments	¥91,848	¥943	¥943	¥—	¥—
Derivative financial instruments:
Equity derivatives	141	125	31	—	—
Credit derivatives	5,911	2,655	12,479	—	—
Financial assets at fair value through profit or loss:
Debt instruments	34,566	2,560	2,922	—	—
Equity instruments	135,188	607	607	—	—
Available-for-sale financial assets:
Debt instruments	9,320	—	—	259	402
Equity instruments	760,927	—	—	23,079	22,561
Financial liabilities:
Others(1)	¥1,011	¥269	¥1,629	¥—	¥—

	At March 31, 2014
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Trading assets:
Equity instruments	¥86,473	¥895	¥895	¥—	¥—
Derivative financial instruments:
Interest rate derivatives	629	230	989	—	—
Equity derivatives	118	208	82	—	—
Financial assets at fair value through profit or loss:
Debt instruments	49,611	2,784	2,179	—	—
Equity instruments	140,071	593	589	—	—
Available-for-sale financial assets:
Debt instruments	9,445	—	—	251	385
Equity instruments	718,624	—	—	24,026	22,801
Financial liabilities:
Derivative financial instruments:
Credit derivatives	¥2,406	¥6,874	¥5,754	¥—	¥—

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

Trading assets

The investment funds classified as held for trading are measured at fair value determined based on net asset value per share, which includes significant unobservable inputs. Since those funds are managed by value at risk (“VaR”) based on historical gain or loss data, the impact of the valuation sensitivity is estimated using a one-day VaR of the portfolio.

Derivative financial instruments (including embedded derivatives)

With respect to the credit loss protection scheme offered to GS, the anticipated losses will vary significantly depending on the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio. The tables above present the estimates of the impact of changing the expected additional withdrawal ratio from an optimistic (favorable) scenario to a pessimistic (unfavorable) scenario. For the other derivative instruments, including embedded derivatives that are separately accounted for from host contracts, that use interest rate correlation or historical volatilities in the valuation techniques, the impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant.

Financial assets at fair value through profit or loss / Available-for-sale financial assets

With respect to preferred stocks convertible into listed stocks, for which historical volatilities of related listed stocks are used in the valuation techniques, the impact resulting from using a reasonable range for the volatility is statistically estimated where it is expected to be significant. With respect to unlisted stocks which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (±10%) is estimated.

Financial Assets and Liabilities Not Carried at Fair Value

The table below presents the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the SMFG Group’s consolidated statements of financial position at September 30, 2014 and March 31, 2014.

		At September 30, 2014		At March 31, 2014
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥36,681,124	¥36,680,487	¥33,208,724	¥33,207,328
Call loans and bills bought:
Call loans	a	1,145,081	1,145,097	1,208,332	1,208,555
Bills bought	a	49,285	49,257	39,903	39,882
Reverse repurchase agreements and cash collateral on securities borrowed	a	6,238,412	6,240,376	4,303,121	4,309,294
Investment securities:
Held-to-maturity investments	b	3,997,310	4,023,895	4,528,254	4,562,348
Loans and advances	a	83,904,901	86,282,825	81,244,982	83,395,281
Other financial assets	a	2,788,690	2,783,588	1,995,524	1,991,014

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥62,226,888	¥62,227,180	¥62,226,233	¥62,226,601
Other deposits	c	47,980,439	47,986,737	46,144,261	46,149,497
Call money and bills sold:
Call money	c	4,401,121	4,401,121	4,112,429	4,112,428
Bills sold		—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	9,317,913	9,317,913	7,041,075	7,041,075
Borrowings	c	10,017,198	10,134,066	8,463,363	8,564,754
Debt securities in issue	c	9,610,820	9,796,394	8,769,094	8,924,529
Other financial liabilities	c	5,476,875	5,475,570	4,703,784	4,702,303

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value as these financial instruments are short-term in nature.

	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.

	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.

Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

b.	The fair values for held-to-maturity investments are determined using quoted prices in active markets.

c.	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value as these financial instruments are short-term in nature.

	(ii)	Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.

	(iii)	Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly offered subordinated bonds published by securities firms.

Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

22	STRUCTURED ENTITIES

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. It often has some or all of the following features or attributes:

•	restricted activities;

•	a narrow and well-defined objective;

•	insufficient equity to permit the structured entity to finance its activities without subordinated financial support; or

•	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

During the normal course of business, the SMFG Group engages in numerous transactions involving structured entities. These structured entities are primarily used to provide the SMFG Group and its clients with efficient access to funds or investment opportunities, mainly through securitizations, investment funds and structured finance.

Consolidated Structured Entities

Structured entities are consolidated if they are controlled by the SMFG Group in accordance with the accounting policy as described in Note 2 “Summary of Significant Accounting Policies” of its consolidated financial statements for the fiscal year ended March 31, 2014.

The consolidated structured entities include asset backed commercial paper (“ABCP”) conduits which purchase financial assets such as trade accounts receivable and lease receivables by issuing commercial paper to third party investors. The SMFG Group has contractual agreements to provide liquidity and credit enhancement facilities which can be utilized by those structured entities upon their request.

At September 30, 2014 and March 31, 2014, the consolidated ABCP conduits had total assets of ¥680,331 million and ¥721,996 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the SMFG Group to the consolidated ABCP conduits at September 30, 2014 and March 31, 2014 were ¥887,155 million and ¥846,298 million, respectively, all of which were undrawn.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities for the six months ended September 30, 2014 and the fiscal year ended March 31, 2014.

Unconsolidated Structured Entities

The following tables represent the carrying amounts of the SMFG Group’s interests in unconsolidated structured entities recognized in its consolidated statement of financial position by line item and the maximum exposure to loss from its interests at September 30, 2014 and March 31, 2014.

	At September 30, 2014
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥113,936	¥—	¥—	¥113,936
Financial assets at fair value through profit or loss	—	—	—	100,000	100,000
Investment securities	8,587	1,206,259	57,344	5,551	1,277,741
Loans and advances	874,222	—	3,679,095	472,763	5,026,080

Total	¥882,809	¥1,320,195	¥3,736,439	¥578,314	¥6,517,757

Maximum exposure to loss from interests in unconsolidated structured entities	¥1,108,375	¥1,320,195	¥4,219,416	¥644,126	¥7,292,112

	At March 31, 2014
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥103,105	¥—	¥—	¥103,105
Financial assets at fair value through profit or loss	—	—	—	101,030	101,030
Investment securities	3,421	1,053,715	60,984	5,610	1,123,730
Loans and advances	779,586	—	3,643,803	294,237	4,717,626

Total	¥783,007	¥1,156,820	¥3,704,787	¥400,877	¥6,045,491

Maximum exposure to loss from interests in unconsolidated structured entities	¥1,010,451	¥1,158,027	¥4,111,431	¥432,236	¥6,712,145

An interest in a structured entity refers to contractual and non-contractual involvement that exposes the SMFG Group to variability of returns from the performance of the structured entity. Such interests include the holding of equity or debt instruments as well as the provision of loans, loan commitments and guarantees. Interest rate and currency derivatives that expose the SMFG Group mainly to market risk, or CDS that are designed to transfer risk from the SMFG Group to a structured entity are not regarded as an interest in a structured entity since they do not expose the SMFG Group to variability of returns from the performance of the structured entity. These derivatives are therefore not included in the tables above.

The maximum exposure to loss from the SMFG Group’s interests in unconsolidated structured entities represents the maximum amount of potential loss to which the SMFG Group is exposed through its involvement with unconsolidated structured entities. It is determined by the SMFG Group’s carrying amounts and the notional amounts of loan commitments and guarantees, without considering the probability of loss being incurred, or effects of collateral or other credit protection.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities for the six months ended September 30, 2014 and the fiscal year ended March 31, 2014.

Securitizations

Securitization entities are established to securitize third parties’ assets which mainly consist of auto loan receivables, residential and commercial mortgage loans and trade accounts receivable. The entities purchase those assets through loans or notes issued with multiple tranches. The SMFG Group provides loans and loan commitments to these entities or holds senior notes issued by them, in some cases with credit loss protection through guarantees or other credit enhancements provided by the sellers.

Investment Funds

Investment funds are established for providing investment opportunities to investors by pooling money from them and investing mainly in equity and debt instruments based on a predetermined investment policy. The SMFG Group has invested in a number of these funds.

Structured Finance

Project finance

In project finance, structured entities are established to raise funds for projects such as the development of electric power plants and transportation infrastructure and the production of natural resources. The SMFG Group provides loans and loan commitments, which are secured by the cash flows generated by the projects, to these entities as part of a syndication of lenders.

Real estate finance

Real estate financing entities are established to raise funds in connection with the development and acquisition of real estate properties such as office buildings and logistics facilities. The SMFG Group provides financing to these structured entities mainly in the form of senior loans and loan commitments or notes, which are secured by the entities’ assets.

Lease finance

Lease financing entities are established to purchase or build certain equipment such as a vessel or an aircraft which is subsequently leased to lessees to be used in their core business. The SMFG Group provides loans to these entities, which are secured by lease receivables from the lessees and in some cases guaranteed by the equity holders.

Acquisition finance

In acquisition finance, structured entities are established by either third party companies or management of target companies to acquire the equity shares of the target companies. The purchase of the target companies’ shares is financed by debt provided mainly by financial institutions and equity raised by the acquirer. The SMFG Group provides loans to these entities, which are secured by the cash flows from the target companies.

Others

The SMFG Group provides financing to other types of structured entities such as third party structured entities and repackaging vehicles to facilitate its clients’ funding requirements. The SMFG Group’s interest in such entities consists of loans and loan commitments as well as notes issued by these entities.

Sponsored Unconsolidated Structured Entities

In addition to the unconsolidated structured entities in which the SMFG Group has an interest, the SMFG Group also sponsors certain structured entities in which it has no interest. The SMFG Group is deemed to be a sponsor of a structured entity when the SMFG Group takes a leading role in determining its purpose and design and has been providing operational support to ensure its continued operation.

The carrying amount of assets transferred to and income received from sponsored unconsolidated structured entities, where the SMFG Group did not have an interest at the end of the reporting periods, were not significant for the six months ended September 30, 2014 and the fiscal year ended March 31, 2014.